EastGroup Properties 2007 Annual Report





"EastGroup's development program has been and, we believe, will continue to be a major contributor to FFO growth and a significant creator of shareholder value in both the short and longer term."

DAVID H. HOSTER II
PRESIDENT AND CEO

EASTGROUP PROFILE EastGroup Properties, Inc. is a self-administered equity real estate investment trust focused on the development, acquisition and operation of industrial properties in major Sunbelt markets throughout the United States with an emphasis in the states of Florida, Texas, Arizona and California. The Company's strategy for growth is based on its property portfolio orientation toward premier business distribution facilities clustered near major transportation features in supply constrained submarkets. EastGroup's portfolio currently includes 24.5 million square feet with an additional 2.2 million square feet under development.

The Company, which was organized in 1969, is a Maryland corporation and adopted its present name when the current management assumed control in 1983. The Company completed secondary common share underwritings in 1994, 1997, 2005 and 2006, direct placements of common shares in 1997 and 2003, a perpetual preferred share underwriting in 1998 (redeemed in 2003), a direct placement of convertible preferred shares in 1998 (converted to common shares in 2003) and a direct placement of perpetual preferred shares in 2003. Four public REITs have been merged into or acquired by EastGroup—Eastover Corporation in 1994, LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998.

EastGroup's common shares and Series D preferred shares are traded on the New York Stock Exchange under the symbols "EGP" and "EGP PrD," respectively. The Company's common shares are included in the S & P Smallcap 600 Index.



Financial Highlights

		2007	2006	2005
Operations ($ in thousands, except per share data, for year ended December 31)				
Revenues	$	153,923	133,697	121,711
Net income available to common stockholders	$	27,110	26,610	19,567
Funds from operations	$	74,166	63,749	57,733
Property Portfolio (at year-end)				
Real estate properties, at cost	$	1,267,929	1,088,896	1,021,841
Total assets	$	1,055,833	911,787	863,538
Total debt	$	600,804	446,506	463,725
Stockholders' equity	$	402,385	418,797	364,864
Square feet of real estate properties		23,694,000	21,808,000	21,742,000
Common Share Data				
Net income available to common stockholders per diluted share	$	1.14	1.17	.89
Funds from operations per diluted share	$	3.12	2.81	2.64
Dividends per share	$	2.00	1.96	1.94
Shares outstanding (in thousands at year-end)		23,809	23,701	22,031
Share price (at year-end)	$	41.85	53.56	45.16
Diluted shares for earnings per share and funds from operations (in thousands)		23,781	22,692	21,892

Portfolio by State
(cost)

by percentage as of 2/29/08


29% Florida
29% Texas
18% California
9% Arizona
15% Other

EASTGROUP STRATEGY

Increasing shareholder value through targeted development, internal growth and recycling of capital.

Submarket driven investments where location sensitive tenants want to be.

Clustering of multi-tenant, business distribution properties around transportation features.

Diversification in Sunbelt growth markets.

EASTGROUP PROPERTIES


San Francisco
Fresno
Denver
Santa Barbara
Los Angeles
San Diego
Phoenix
Tucson
El Paso
San Antonio
Dallas
Houston
Jackson
New Orleans
Charlotte
Jacksonville
Orlando
Tampa
Ft. Myers
Ft. Lauderdale/
Palm Beach
■ Properties
▲ Development
◆ Corporate Headquarters
● Regional Offices

ACCOMPLISHMENTS

15th consecutive year of dividend growth and paid 112th consecutive quarterly dividend.

Funds from Operations of $74.2 million or $3.12 per share—an increase of 11.0%.

Year-end property occupancy of 95.4%.

Development program of 22 properties with projected investment of $154 million.

Equity market capitalization in excess of $1.0 billion and total market capitalization of $1.6 billion.



Letter to Shareholders

The past year was one of volatility and extremes for REIT share prices in general and EastGroup shares in particular. The twelve months ended December 31, 2007, was only the third year over the last 15 years that our total return to shareholders (dividends plus the change in common share price) was not positive. After experiencing an all time high share price in February, we finished the year with a negative total return of 18.4% which was slightly below the National Association of Real Estate Investment Trusts (NAREIT) equity index for 2007. Even with this down year, our average annual total return to shareholders was 9.4% for three years, 17.8% for five years, 15.0% for ten years and 18.1% for fifteen years.

In contrast to the movement of the price of our common shares, EastGroup experienced its best year ever with a record high level of funds from operations (FFO). Our strategy is simple and straightforward, and it is working. We develop, acquire and operate multi-tenant business distribution facilities for customers who are location sensitive. Our properties are designed for users primarily in the 5,000 to 50,000 square foot range and are clustered around transportation features in supply constrained submarkets in major Sunbelt metropolitan areas.

RESULTS

Funds from operations for 2007 grew to $74.2 million or $3.12 per share as compared to $63.7 million or $2.81 per share for 2006, an increase of 11.0%. If lease termination fees and gains on sales of land are excluded from each year, the increase would be 7.2%. This improvement in FFO per share, which followed a 6.4% increase in 2006, was due primarily to higher average occupancy during the year, the incremental growth in our development program and our acquisitions in 2007 and 2006. The fourth quarter of 2007 was our fourteenth consecutive quarter of increased FFO as compared to the same quarter in the previous year.

Please note that EastGroup calculates FFO based on NAREIT's definition which excludes gains on the sales of depreciable real estate. In addition, we differ from our industrial REIT peer group in that 99% of





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COMMERCE PARK




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our FFO comes from rental income and does not include substantial income from fees or one-time joint venture transactions.

We continued to achieve strong internal growth with improving same property net operating income results for each quarter of 2007 with the full year increasing by 3.6% with the straight-lining of rents (average rent over the life of the lease) and 4.4% without straight-lining (sometimes called cash rent). The fourth quarter was our eighteenth consecutive quarter of improved same property results.

During the year, our quarter-end occupancy levels ranged from 95.4% to 96.1% with an average of 95.7%. These levels of occupancy led to increased pricing power and solid rent growth. For the year, we achieved a 12.4% increase in rents with straight-lining and 4.0% without it. In 2008, we anticipate continued rent growth in our portfolio but at a somewhat slower pace reflecting a less vibrant economy.

EastGroup has a large and diverse customer base. At year-end, we had 1,153 leases with an average size of 21,000 square feet. If you exclude the leases under 2,500 square feet, which are primarily in Tampa, our average customer size is 23,400 square feet. Another important distinction is that our customers, whether national or local, primarily distribute to the metropolitan area in which their space is located rather than to a much larger region or to the entire country.

FINANCIAL STRENGTH

The strength, flexibility and conservatism of EastGroup's balance sheet are illustrated by our year-end statistics. At December 31, our equity market capitalization exceeded $1 billion with total market capitalization at $1.6 billion. Our debt-to-total market capitalization was 37%, and floating rate bank debt was approximately 8% of total capitalization. For the year, our interest coverage ratio was 3.7 times, and the fixed charge coverage ratio was 3.4 times, both of which were slightly higher than for 2006 and 2005. In September, Fitch Ratings reaffirmed our investment grade issuer rating of BBB.

In January 2008, we completed a four-year, $200 million unsecured revolving credit



Total Return Performance



$130,000
$90,000
$50,000
$10,000
1992
1993
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1997
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EASTGROUP PROPERTIES
NAREIT EQUITY INDEX
S&P 500 INDEX





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facility with a group of seven banks. This line of credit, which replaces an expiring $175 million facility, can be expanded by $100 million and has an option for a one-year extension. We are pleased with the quality and depth of our bank group, the increase in the capacity of the line of credit, the reduced interest spread and the improvement in many other terms from our previous facility. The fact that this was accomplished in a difficult financial environment further demonstrates the strength of EastGroup's balance sheet.

Our line of credit is primarily used to fund our development program and property acquisitions. As market conditions permit, we employ fixed-rate, non-recourse first mortgage debt and/or equity to replace the short-term bank borrowings. For mortgages, we deal directly with a number of major insurance company lenders, which keeps loan costs down and also expedites the transaction process.

In August, we closed one of these first mortgage-type borrowings. The $75 million non-recourse mortgage, which is secured by 1.4 million square feet of properties, has a 5.57% interest rate, a 10-year term and a 20-year amortization schedule.

In December, we executed an application for a $78 million, non-recourse first mortgage loan secured by properties containing 1.6 million square feet. The loan is expected to close in March 2008 and will have a fixed rate of 5.50%, a seven-year term and an amortization schedule of 20 years. The proceeds of this mortgage will be used to reduce variable rate bank borrowings.

During 2008, we expect to obtain an additional mortgage loan of approximately $60-70 million to again reduce borrowings on our line of credit. Going forward, our new bank line combined with our strong


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INTERNATIONAL BUSINESS CENTER
JFK Boulevard
Beltway 8
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balance sheet ratios give us borrowing capacity to quickly and easily take advantage of future investment opportunities.

DEVELOPMENT

Our development program has been and, we believe, will continue to be a major contributor to FFO growth and a creator of significant shareholder value. Unlike many of the industrial REITs, we are not a merchant builder. We are not developing to generate immediate gains through the sale of newly created assets. We build to own. Our goal as a developer is to add quality, state-of-the-art investments to existing clusters of assets in targeted submarkets and thereby increase total returns to our shareholders in both the short and longer term. We have developed 32% of our current portfolio.

EastGroup is an "infill" site developer. Although we do a number of build-to-suit and partially preleased developments, we are comfortable initiating speculative development in submarkets where we have experience and an existing successful presence. These development submarkets are supply constrained due to limited land for new industrial development or have cost or zoning barriers to entry. In addition, a vast majority of our new developments are subsequent phases of existing multi-building projects.

In 2007, we had development starts of $120 million with a total of 1.8 million square feet as compared to $76 million and 1.1 million square feet in 2006. During the year, we transferred 14 properties with 959,000 square feet and an investment of $74 million into the portfolio, and these transferred properties are currently 99% leased. This growth is a reflection of both the good leasing activity at our development properties and the vibrancy of our development submarkets.

At year-end, our development program had grown to 22 properties with 2.3 million square feet and a total projected investment of $154 million – the highest level ever for EastGroup. Ten of the properties were in lease-up and twelve under construction. These developments are geographically diversified in Orlando, Tampa, Fort Myers, Houston, San Antonio, Phoenix and Denver (a redevelopment).







Dividend Growth


$2.20
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.03
$1.16
$1.23
$1.28
$1.34
$1.40
$1.48
$1.58
$1.80
$1.88
$1.90
$1.92
$1.94
$1.96
$2.00
dividend paid per year
12.6%
6.0%
4.1%
4.7%
4.5%
5.7%
6.8%
13.9%
4.4%
1.1%
1.0%
1.0%
1.0%
2.0%
percentage increase per year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007


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OAK CREEK
COMMERCE PARK


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Eagle Palm Drive
South 78th Street
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OAK CREEK
COMMERCE PARK



In order to support a successful development program, it is essential to have an adequate inventory of developable land. During 2007, we acquired 102 acres in four transactions totaling $11.7 million. Our development pipeline now contains 256 acres which provides us with the potential to develop approximately 3.5 million square feet of new industrial space.

Looking at 2008, we see a probable reduction in new development starts to between $60-70 million due to a slowing economy. This total could be higher or lower depending on potential build-to-suit opportunities and, of course, market conditions. We will be sensitive to the state of the economy and are able to adjust our planning quickly if necessary.

CAPITAL RECYCLING

Recycling of capital through asset sales and the redeployment of the proceeds in acquisitions and development is an integral part of our strategy. This process allows us to continually upgrade the quality, location and growth potential of our assets.

During 2007, our transaction activity was more heavily weighted towards acquisitions rather than sales. We acquired seven properties consisting of fifteen buildings with a total of 1,079,000 square feet and a combined initial investment of $57.3 million. They are located in Charlotte (637,000 square feet), Dallas (60,000 square feet), San Antonio (231,000 square feet), Tucson (45,000 square feet), Los Angeles (28,000 square feet) and Denver (78,000 square feet). When evaluating potential acquisitions, we ask ourselves whether we can add value to the proposed asset with new capital and leasing expertise or if that asset will simply add value to EastGroup through increasing an existing cluster of assets or, ideally, both goals can be achieved. Our 2007 purchases meet one or both of these criteria.

Our dispositions included one property in Memphis (152,000 square feet) for $3,275,000 and a parcel of land (13.1 acres) for $3,050,000 in San Antonio. The Memphis sale is part of our strategy to exit that market, and the land was a sale in lieu of condemnation for a new road. These transactions generated gains of $603,000 and $2,572,000, respectively.

In February 2008, we acquired an additional portfolio of properties in metropolitan Charlotte for a total purchase price of $41.9 million. It consists of five









buildings with 669,000 square feet in four different locations and 9.9 acres of developable land. This acquisition increased our ownership in Charlotte, a market we entered in December 2006, to over 1.6 million square feet. We plan to start development of this land before the end of the year.

DIVIDENDS

EastGroup paid its 112th consecutive quarterly common stock dividend to shareholders in December. The 2007 total dividend of $2.00 per share represented a 2% increase over the dividend per share in 2006, and 2007 was our 15th consecutive year of dividend growth. During this period, dividends have increased an average of over 4.7% annually.

In 2007, our dividend payout ratio of funds from operations decreased to 64% from the previous year's level of 70%, and, with anticipated continuing growth in FFO in 2008, we expect to maintain a payout ratio between 60% and 65%. We also believe it is important to note that EastGroup's dividend is 100% covered by property net operating income and does not include any FFO from fees or property transactions.

THE FUTURE

We are continuing to achieve positive development and operating momentum, but, with a slowing national economy, we plan to be more cautious in both our development and acquisition activity in 2008. Although leasing velocity has decreased from peak levels experienced for most of 2007, it is relatively stable with most markets experiencing a supply/demand equilibrium. Our same property operating results, occupancy levels, rent growth and development leasing are all positive. Our balance sheet is strong and flexible. We appreciate your confidence in EastGroup.



DAVID H. HOSTER II
PRESIDENT AND CEO

FEBRUARY 29, 2008





EastGroup Properties

Property	Location	Size		Percentage Leased 2/29/2008	Year Acquired	Cost Before Depreciation 12/31/2007
FLORIDA						
Jacksonville						
Deerwood Distribution Center	Jacksonville, FL	126,000 SF		100%	1989/93	$ 4,362,000
Phillips Distribution Center (3)	Jacksonville, FL	161,000 SF		96%	1994/95	7,762,000
Lake Pointe Business Park (9)	Jacksonville, FL	375,000 SF		73%	1994	14,058,000
Ellis Distribution Center (2)	Jacksonville, FL	339,000 SF		100%	1997	8,415,000
Westside Distribution Center (4)	Jacksonville, FL	537,000 SF		100%	1997	17,502,000
Beach Commerce Center	Jacksonville, FL	46,000 SF		100%	2001	2,934,000
Interstate Distribution Center (2)	Jacksonville, FL	181,000 SF	1,765,000	100%	2005	7,875,000
Orlando						
Chancellor Center	Orlando, FL	51,000 SF		100%	1998	2,092,000
Exchange Distribution Center (3)	Orlando, FL	201,000 SF		100%	1994/02	7,186,000
Sunbelt Distribution Center (6)	Orlando, FL	301,000 SF		89%	1989/99	11,471,000
John Young Commerce Center (2)	Orlando, FL	98,000 SF		100%	1999/00	7,720,000
Altamonte Commerce Center (8)	Orlando, FL	186,000 SF		96%	1999/03	9,133,000
Sunport Center (6)	Orlando, FL	372,000 SF		97%	2001-06	25,049,000
Southridge Commerce Park (6)	Orlando, FL	383,000 SF	1,592,000	100%	2006/07	29,182,000
Tampa						
56th Street Commerce Park (7)	Tampa, FL	181,000 SF		86%	1993/97	6,735,000
JetPort Commerce Park (11)	Tampa, FL	284,000 SF		96%	93/94/95/99	11,014,000
Westport Commerce Center (3)	Tampa, FL	140,000 SF		100%	1994	6,763,000
Benjamin Distribution Center (3)	Tampa, FL	123,000 SF		62%	1998/99	7,401,000
Palm River Center (2)	Tampa, FL	144,000 SF		100%	1998	7,016,000
Palm River North (3)	Tampa, FL	212,000 SF		100%	2000/01	12,666,000
Palm River South (2)	Tampa, FL	160,000 SF		100%	2005/06	9,095,000
Walden Distribution Center (2)	Tampa, FL	212,000 SF		100%	1999/02	8,695,000
Oak Creek Distribution Center (5)	Tampa, FL	622,000 SF		99%	99/03/05/07	28,802,000
Airport Commerce Center (2)	Tampa, FL	108,000 SF		100%	1999	5,967,000
Westlake Distribution Center (2)	Tampa, FL	140,000 SF		100%	2000/01	9,323,000
Expressway Commerce Center (3)	Tampa, FL	176,000 SF	2,502,000	100%	2003/04	11,006,000
Fort Lauderdale/Palm Beach area						
Linpro Commerce Center (3)	Fort Lauderdale, FL	99,000 SF		100%	1996	3,996,000
Cypress Creek Business Park (2)	Fort Lauderdale, FL	56,000 SF		86%	1997	3,713,000
Lockhart Distribution Center (3)	Fort Lauderdale, FL	118,000 SF		96%	1997	5,340,000
Interstate Commerce Center	Fort Lauderdale, FL	85,000 SF		100%	1998	3,568,000
Executive Airport Distribution Center (3)	Fort Lauderdale, FL	140,000 SF		100%	2004/06	11,545,000
Sample 95 Business Park (4)	Pompano Beach, FL	209,000 SF		93%	1996/00	12,782,000
Blue Heron Distribution Center (4)	West Palm Beach, FL	210,000 SF	917,000	98%	1999/04	12,491,000
Fort Myers						
SunCoast Commerce Center	Fort Myers, FL	63,000 SF	63,000	100%	2007	5,667,000
		6,839,000 SF	6,839,000			338,326,000
CALIFORNIA						
San Francisco area						
Wiegman Distribution Center (4)	Hayward, CA	262,000 SF		100%	1996	11,999,000
Huntwood Distribution Center (7)	Hayward, CA	515,000 SF		100%	1996	19,926,000
San Clemente Distribution Center	Hayward, CA	81,000 SF		100%	1997	2,989,000
Yosemite Distribution Center (2)	Milpitas, CA	102,000 SF	960,000	100%	1999	8,026,000
Los Angeles area						
Kingsview Industrial Center	Carson, CA	83,000 SF		100%	1996	3,223,000
Dominguez Distribution Center	Carson, CA	262,000 SF		100%	1996	11,160,000
Main Street Distribution Center	Carson, CA	106,000 SF		100%	2000	6,241,000
Walnut Business Center (2)	Fullerton, CA	241,000 SF		100%	1996	8,465,000
Washington Distribution Center	Santa Fe Springs, CA	141,000 SF		100%	1997	6,900,000
Ethan Allen Distribution Center	Chino, CA	300,000 SF		100%	1998	12,813,000
Industry Distribution Center (3)*	City of Industry, CA	909,000 SF		100%	1998/04/07	35,802,000
Chestnut Business Center	City of Industry, CA	75,000 SF		100%	2000	5,271,000
LA Corporate Center	Monterey Park, CA	77,000 SF	2,194,000	100%	1996	8,061,000
Santa Barbara						
University Business Center (4)**	Santa Barbara, CA	230,000 SF		96%	1996	30,155,000
Castilian Research Center **	Santa Barbara, CA	37,000 SF	267,000	82%	2007	8,919,000
Fresno						
Shaw Commerce Center (5)	Fresno, CA	398,000 SF	398,000	94%	1998	16,054,000
San Diego						
Eastlake Distribution Center	San Diego, CA	191,000 SF	191,000	81%	1997	11,158,000
		4,010,000 SF	4,010,000			207,162,000
TEXAS						
Dallas						
Interstate Warehouses (4)	Dallas, TX	372,000 SF		93%	1988/00/04	14,615,000
Venture Warehouses (2)	Dallas, TX	209,000 SF		75%	1988	6,583,000
Stemmons Circle (3)	Dallas, TX	99,000 SF		86%	1998	2,677,000
Ambassador Row Warehouses (3)	Dallas, TX	317,000 SF		92%	1998	7,368,000
North Stemmons (3)	Dallas, TX	208,000 SF		100%	2001/02/07	7,559,000
Shady Trail Distribution Center	Dallas, TX	118,000 SF	1,323,000	50%	2003	4,374,000
Houston						
Northwest Point Business Park (4)	Houston, TX	232,000 SF		95%	1994	9,654,000
Lockwood Distribution Center (3)	Houston, TX	392,000 SF		100%	1997	7,682,000
West Loop Distribution Center (2)	Houston, TX	161,000 SF		100%	1997/00	6,745,000

** EGP owns 50% of IDC II. ** EGP owns 80% of this property. ( ) Represents number of buildings.*

Property	Location	Size		Percentage Leased 2/29/2008	Year Acquired	Cost Before Depreciation 12/31/2007
Houston *(cont'd)*						
World Houston International Business Ctr. (23)	Houston, TX	1,782,000 SF		100%	1998-07	93,728,000
America Plaza	Houston, TX	121,000 SF		100%	1998	5,772,000
Central Green Distribution Center	Houston, TX	84,000 SF		100%	1999	4,694,000
Glenmont Business Park (2)	Houston, TX	212,000 SF		100%	2000/01	8,323,000
Techway Southwest (3)	Houston, TX	320,000 SF		100%	2002/04/06	16,068,000
Beltway Crossing Center (4) (Bldgs. 3 & 4-Trsfd. 2/08)	Houston, TX	348,000 SF		94%	2002/07/08	16,515,000
Kirby Business Center	Houston, TX	125,000 SF		76%	2004	3,923,000
Clay Campbell Distribution Center (2)	Houston, TX	118,000 SF	3,895,000	100%	2005	3,974,000
El Paso						
Butterfield Trail (9)	El Paso, TX	749,000 SF		73%	1997/00	26,650,000
Rojas Commerce Park (3)	El Paso, TX	172,000 SF		94%	1999	6,460,000
Americas Ten Business Center	El Paso, TX	98,000 SF	1,019,000	100%	2003	4,286,000
San Antonio						
Alamo Downs Distribution Center (2)	San Antonio, TX	253,000 SF		100%	2004	8,198,000
Arion Business Park (17)	San Antonio, TX	694,000 SF		94%	2005/06/07	47,628,000
Wetmore Business Center (4)	San Antonio, TX	198,000 SF		88%	2005	13,405,000
Fairgrounds Business Park (4)	San Antonio, TX	231,000 SF	1,376,000	96%	2007	9,921,000
		7,613,000 SF	7,613,000			336,802,000
ARIZONA						
Phoenix area						
Broadway Industrial Park (6)	Tempe, AZ	316,000 SF		100%	1996-02	14,665,000
Kyrene Distribution Center (2)	Tempe, AZ	130,000 SF		73%	1999/02	6,842,000
Southpark Distribution Center	Chandler, AZ	70,000 SF		100%	2001	4,227,000
Santan 10 Distribution Center (2)	Chandler, AZ	150,000 SF		100%	2005/07	9,256,000
Metro Business Park (5)	Phoenix, AZ	189,000 SF		94%	1996	13,638,000
35th Avenue Distribution Center (2)	Phoenix, AZ	124,000 SF		100%	1997	2,993,000
Estrella Distribution Center	Phoenix, AZ	174,000 SF		58%	1998	5,624,000
51st Avenue Distribution Center	Phoenix, AZ	79,000 SF		100%	1998	2,784,000
East University Distribution Center (2)	Phoenix, AZ	145,000 SF		83%	1998	5,887,000
55th Avenue Distribution Center	Phoenix, AZ	131,000 SF		100%	1998	5,025,000
Interstate Commons Distribution Center (3)	Phoenix, AZ	194,000 SF		94%	1999/01	7,888,000
Airport Commons Distribution Center	Phoenix, AZ	63,000 SF	1,765,000	81%	2003	2,689,000
Tucson						
Country Club Commerce Center (2)	Tucson, AZ	199,000 SF		100%	1997/03/07	9,416,000
Airport Distribution Center	Tucson, AZ	162,000 SF		100%	1998	7,076,000
Southpointe Distribution Center	Tucson, AZ	207,000 SF		100%	1999	6,906,000
Benan Distribution Center	Tucson, AZ	44,000 SF	612,000	100%	2005	2,943,000
		2,377,000 SF	2,377,000			107,859,000
NORTH CAROLINA						
Charlotte area						
NorthPark Business Park (4)	Charlotte, NC	322,000 SF		89%	2006	18,806,000
Lindbergh Business Park (2)	Charlotte, NC	77,000 SF		86%	2007	3,909,000
Westinghouse Distribution Center	Charlotte, NC	104,000 SF		100%	2007	5,358,000
Nations Ford Business Park (4)	Charlotte, NC	456,000 SF		100%	2007	20,222,000
Airport Commerce Center (2) (Acq. 2/08)	Charlotte, NC	192,000 SF		84%	2008	16,300,000
Interchange Park (Acq. 2/08)	Charlotte, NC	150,000 SF		100%	2008	7,300,000
Ridge Creek Distribution Center (Acq. 2/08)	Charlotte, NC	260,000 SF		75%	2008	13,800,000
Waterford Distribution Center (Acq. 2/08)	Rock Hill, SC	67,000 SF		100%	2008	3,600,000
		1,628,000 SF	1,628,000			89,295,000
LOUISIANA						
New Orleans						
Elmwood Business Park (5)	New Orleans, LA	263,000 SF		90%	1997	11,536,000
Riverbend Business Park (3)	New Orleans, LA	592,000 SF		100%	1997	22,014,000
		855,000 SF	855,000			33,550,000
COLORADO						
Denver						
Rampart Distribution Center (4)	Denver, CO	274,000 SF		95%	89/98/00	15,908,000
Concord Distribution Center	Denver, CO	78,000 SF		100%	2007	5,811,000
		352,000 SF	352,000			21,719,000
MISSISSIPPI						
Jackson area						
Interchange Business Park (3)	Jackson, MS	127,000 SF		93%	1997	6,961,000
Tower Automotive	Madison, MS	210,000 SF		100%	2002	11,131,000
Metro Airport Commerce Center	Jackson, MS	32,000 SF		97%	2003	2,639,000
		369,000 SF	369,000			20,731,000
TENNESSEE						
Memphis						
Memphis I & II (2)	Memphis, TN	112,000 SF		71%	1998	3,141,000
		112,000 SF	112,000			3,141,000
OKLAHOMA						
Oklahoma City						
Northpointe Commerce Center	Oklahoma City, OK	58,000 SF	58,000	90%	1998	4,544,000
Tulsa						
Braniff Park West (2)	Tulsa, OK	259,000 SF	259,000	92%	1996	7,676,000
		317,000 SF	317,000			12,220,000
Total		**24,472,000 SF**				**$1,170,805,000**



Financials

OVERVIEW

EastGroup's goal is to maximize shareholder value by being the leading provider in its markets of functional, flexible, and quality business distribution space for location sensitive tenants primarily in the 5,000 to 50,000 square foot range. The Company develops, acquires and operates distribution facilities, the majority of which are clustered around major transportation features in supply constrained submarkets in major Sunbelt regions. The Company's core markets are in the states of Florida, Texas, Arizona and California.

The Company's primary revenue is rental income; as such, EastGroup's greatest challenge is leasing space. During 2007, leases on 4,990,000 square feet (21.1%) of EastGroup's total square footage of 23,694,000 expired, and the Company was successful in renewing or re-leasing 85% of that total. In addition, EastGroup leased 861,000 square feet of other vacant space during the year. During 2007, average rental rates on new and renewal leases increased by 12.4%.

EastGroup's total leased percentage was 96.0% at December 31, 2007 compared to 96.6% at December 31, 2006. Leases scheduled to expire in 2008 were 15.3% of the portfolio on a square foot basis at December 31, 2007, and this figure was reduced to 13.0% as of February 27, 2008. Property net operating income (PNOI) from same properties increased 3.6% for 2007 as compared to 2006. The fourth quarter of 2007 was EastGroup's eighteenth consecutive quarter of same property PNOI growth.

The Company generates new sources of leasing revenue through its acquisition and development programs. During 2007, EastGroup purchased seven operating properties (1,079,000 square feet in 15 buildings), one property for redevelopment (68,000 square feet) and 102 acres of developable land for a total cost of $73.1 million. Two of the properties are in Charlotte, North Carolina, a new market for EastGroup in late 2006; the Company now owns almost one million square feet in Charlotte. One of the properties is in San Antonio, Texas, a new market for EastGroup in 2004. The Company now has approximately 1.7 million square feet in this market, including properties under development. The other four operating properties are located in Tucson, Arizona; City of Industry (Los Angeles), California; Dallas, Texas; and Denver, Colorado. The third new market for EastGroup in the last few years is Fort Myers, Florida, where the Company completed the construction of two buildings during the year and currently has one building under construction. Construction on the Denver, Colorado property purchased for redevelopment was completed in November 2007.

EastGroup continues to see targeted development as a major contributor to the Company's growth. The Company mitigates risks associated with development through a Board-approved maximum level of land held for development and by adjusting development start dates according to leasing activity. During 2007, the Company transferred 14 properties (959,000 square feet) with aggregate costs of $69.8 million at the date of transfer from development to real estate properties. These properties, twelve of which are 100% leased, are located in Chandler, Arizona; Orlando, Tampa and Fort Myers, Florida; Houston and San Antonio, Texas; and Santa Barbara, California. During the second quarter of 2007, the Company executed a ten-year lease for a 404,000 square foot build-to-suit development in its Southridge Commerce Park in Orlando. The projected cost of this development is approximately $20.4 million; construction began in June 2007 with occupancy projected in the second quarter of 2008.

During 2007, the Company primarily funded its acquisition and development programs through a $175 million line of credit. In January 2008, the Company replaced its previous credit facility with a four-year, $200 million unsecured revolving credit facility as discussed in *Liquidity and Capital Resources*. As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, non-recourse first mortgage debt to replace the short-term bank borrowings.

On August 8, 2007, the Company closed on a $75 million, non-recourse first mortgage loan secured by properties containing 1,448,000 square feet. The loan has a fixed interest rate of 5.57%, a ten-year term and an amortization schedule of 20 years. The proceeds of this note were used to reduce variable rate bank borrowings.

During 2007, the Company sold one property in Memphis and recognized a gain of $603,000. In addition, the Company recognized deferred gains of $387,000 from previous sales. Also, during the fourth quarter of 2007, the Company received proceeds of $3,050,000 for the sale of land in lieu of condemnation at Arion Business Park and recognized a gain of $2,572,000. In addition, the Company received escrow interest income of $167,000 from the transaction.

Tower Automotive, Inc. (Tower) filed for Chapter 11 reorganization in early 2005. Tower leases 210,000 square feet from EastGroup under a lease expiring in December 2010 and has been current with their lease payments since declaring bankruptcy. In July 2007, the Bankruptcy Court approved the affirmation of Tower's lease with EastGroup. On July 31, 2007, Tower announced that it had completed the sale of substantially all of its assets to Tower Automotive, LLC, an affiliate of Cerberus Capital Management, L.P. The sale concluded Tower's restructuring process and finalized its emergence from Chapter 11.

EastGroup has one reportable segment—industrial properties. These properties are primarily located in major Sunbelt regions of the United States, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company's chief decision makers use two primary measures of operating results in making decisions: property net operating income (PNOI), defined as income from real estate operations less property operating expenses (before interest expense and depreciation and amortization), and funds from operations available to common stockholders (FFO), defined as net income (loss) computed in accordance with U.S. generally accepted accounting principles (GAAP), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO based on the National Association of Real Estate Investment Trusts' (NAREIT) definition.

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company's real estate investments. The Company believes that the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the property's performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other REITs. The major factors that influence

PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease space and to recover from tenants the operating costs associated with those leases.

Real estate income is comprised of rental income, pass-through income and other real estate income including lease termination fees. Property operating expenses are comprised of property taxes, insurance, utilities, repair and maintenance expenses, management fees, other operating costs and bad debt expense. Generally, the Company's most significant operating expenses are property taxes and insurance. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recovered.

The Company believes FFO is an appropriate measure of performance for equity real estate investment trusts. The Company believes that excluding depreciation and amortization in the calculation of FFO is appropriate since real estate values have historically increased or decreased based on market conditions. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, nor is it a measure of the Company's liquidity or indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. The Company's key drivers affecting FFO are changes in PNOI (as discussed above), interest rates, the amount of leverage the Company employs and general and administrative expense. The following table presents the three fiscal years reconciliations of PNOI and FFO Available to Common Stockholders to Net Income.

	Years Ended December 31,		
	2007	*2006*	*2005*
	(In thousands, except per share data)		
Income from real estate operations	$ **150,638**	132,963	120,601
Expenses from real estate operations	**(41,118)**	(37,218)	(34,377)
PROPERTY NET OPERATING INCOME	**109,520**	95,745	86,224
Equity in earnings of unconsolidated investment (before depreciation)	**417**	419	582
Income from discontinued operations (before depreciation and amortization)	**245**	1,862	3,801
Interest income	**306**	142	247
Other income	**92**	182	413
Interest expense	**(27,314)**	(24,616)	(23,444)
General and administrative expense	**(8,295)**	(7,401)	(6,874)
Minority interest in earnings (before depreciation and amortization)	**(783)**	(751)	(625)
Gain on sales of land	**2,602**	791	33
Dividends on Series D preferred shares	**(2,624)**	(2,624)	(2,624)
FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS	**74,166**	63,749	57,733
Depreciation and amortization from continuing operations	**(47,908)**	(41,377)	(37,726)
Depreciation and amortization from discontinued operations	**(150)**	(840)	(1,580)
Depreciation from unconsolidated investment	**(132)**	(132)	(132)
Minority interest depreciation and amortization	**174**	151	141
Gain on sales of depreciable real estate investments	**960**	5,059	1,131
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**27,110**	26,610	19,567
Dividends on preferred shares	**2,624**	2,624	2,624
NET INCOME	$ **29,734**	29,234	22,191
Net income available to common stockholders per diluted share	$ **1.14**	1.17	.89
Funds from operations available to common stockholders per diluted share	**3.12**	2.81	2.64
Diluted shares for earnings per share and funds from operations	**23,781**	22,692	21,892

The Company analyzes the following performance trends in evaluating the progress of the Company:

- The FFO change per share represents the increase or decrease in FFO per share from the same quarter in the current year compared to the prior year. FFO per share for the fourth quarter of 2007 was $.86 per share compared with $.72 per share for the same period of 2006, an increase of 19.4% per share. PNOI increased 13.6% due to additional PNOI of $1,568,000 from newly developed properties, $1,404,000 from 2006 and 2007 acquisitions and $352,000 from same property growth. A gain on the sale of land in lieu of condemnation at Arion Business Park was recorded during the quarter, increasing FFO by $2,572,000. Excluding gain on land sales of $2,579,000 in the fourth quarter of 2007 and $129,000 in the same quarter of 2006, FFO per share increased 7.0% in the fourth quarter of 2007 compared to the previous year's quarter. The fourth quarter of 2007 was the fourteenth consecutive quarter of increased FFO as compared to the previous year's quarter.

For the year 2007, FFO was $3.12 per share compared with $2.81 per share for 2006, an increase of 11.0% per share. PNOI increased 14.4% due to additional PNOI of $5,671,000 from newly developed properties, $4,813,000 from 2006 and 2007 acquisitions and $3,368,000 from same property growth. The Company recognized gain on land sales of $2,602,000 in 2007 compared to $791,000 in 2006. In addition, $1,149,000 in lease termination fees were recognized in 2007 compared to $410,000 in 2006. Without termination fees and gain on land sales for both years, the increase in FFO per share would have been 7.2%.

- Same property net operating income change represents the PNOI increase or decrease for operating properties owned during the entire current period and prior year reporting period. PNOI from same properties increased 1.4% for the fourth quarter. The fourth quarter of 2007 was the eighteenth consecutive quarter of improved same property operations. For the year 2007, PNOI from same properties increased 3.6%.
- Occupancy is the percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period. Occupancy at December 31, 2007 was 95.4%. Occupancy has ranged from 91.2% to 96.1% for 16 consecutive quarters.
- Rental rate change represents the rental rate increase or decrease on new and renewal leases compared to the prior leases on the same space. Rental rate increases on new and renewal leases (4.2% of total square footage) averaged 17.3% for the fourth quarter of 2007. For the year, rental rate increases on new and renewal leases (21.5% of total square footage) averaged 12.4%.

Performance Graph

The following graph compares, over the five years ended December 31, 2007, the cumulative total shareholder return on EastGroup's Common Stock with the cumulative total return of the Standard & Poor's 500 Index (S&P 500) and the Equity REIT index prepared by the National Association of Real Estate Investment Trusts (NAREIT Equity).

The performance graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that the Company specifically incorporates it by reference into such filing.


$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
2002
2003
2004
2005
2006
2007
EastGroup
NAREIT
S&P 500

	Fiscal years ended December 31,					
	2002	2003	2004	2005	2006	2007
EastGroup	$ 100.00	135.83	169.73	209.43	258.42	211.03
NAREIT Equity	100.00	137.13	180.44	202.38	273.33	230.44
S&P 500	100.00	126.38	137.74	141.87	161.19	166.88

The information above assumes that the value of the investment in shares of EastGroup's Common Stock and each index was $100 on December 31, 2002, and that all dividends were reinvested.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's management considers the following accounting policies and estimates to be critical to the reported operations of the Company.

Real Estate Properties

The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in *Other Assets* and *Other Liabilities*, respectively, on the consolidated balance sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in *Other Assets* on the consolidated balance sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction and lease-up, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalization of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities.

The Company reviews its real estate investments for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. Real estate assets to be sold are reported at the lower of the carrying amount or fair value less selling costs. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. Currently, the Company's management is not aware of any impairment issues nor has it experienced any significant impairment issues in recent years. In the event of impairment, the property's basis would be reduced and the impairment would be recognized as a current period charge in the income statement.

Valuation of Receivables

The Company is subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit reviews and analyses on prospective tenants before significant leases are executed. On a quarterly basis, the Company evaluates outstanding receivables and estimates the allowance for doubtful accounts. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company believes that its allowance for doubtful accounts is adequate for its outstanding receivables for the periods presented. In the event that the allowance for doubtful accounts is insufficient for an account that is subsequently written off, additional bad debt expense would be recognized as a current period charge in the income statement.

Tax Status

EastGroup, a Maryland corporation, has qualified as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute at least 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2007, 2006 and 2005 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

FINANCIAL CONDITION

EastGroup's assets were $1,055,833,000 at December 31, 2007, an increase of $144,046,000 from December 31, 2006. Liabilities increased $160,294,000 to $651,136,000 and stockholders' equity decreased $16,412,000 to $402,385,000 during the same period. The paragraphs that follow explain these changes in detail.

ASSETS

Real Estate Properties

Real estate properties increased $141,056,000 during the year ended December 31, 2007, primarily due to the purchase of seven properties and the transfer of fourteen properties from development, as detailed below.

Real Estate Properties Acquired in 2007	*Location*	*Size*	*Date Acquired*	*Cost [(1)]*
		(Square feet)		*(In thousands)*
Westinghouse and Lindbergh I & II	Charlotte, NC	181,000	01/09/07	$ 8,939
North Stemmons III	Dallas, TX	60,000	01/30/07	2,446
Fairgrounds Business Park	San Antonio, TX	231,000	03/02/07	9,853
Nations Ford Distribution Center	Charlotte, NC	456,000	03/08/07	20,096
Country Club Commerce Center II	Tucson, AZ	45,000	05/15/07	3,796
Industry Distribution Center III	City of Industry, CA	28,000	06/29/07	3,012
Concord Distribution Center	Denver, CO	78,000	12/17/07	5,810
Total Acquisitions		1,079,000		$ 53,952

(1) Total cost of the properties acquired was $57,246,000, of which $53,952,000 was allocated to real estate properties as indicated above. Intangibles associated with the purchases of real estate were allocated as follows: $3,661,000 to in-place lease intangibles and $246,000 to above market leases (both included in Other Assets on the consolidated balance sheet) and $613,000 to below market leases (included in Other Liabilities on the consolidated balance sheet). All of these costs are amortized over the remaining lives of the associated leases in place at the time of acquisition.

Real Estate Properties Transferred from Development in 2007	*Location*	*Size*	*Date Transferred*	*Cost at Transfer*
		(Square feet)		*(In thousands)*
Santan 10 II	Chandler, AZ	85,000	01/01/07	$ 5,501
Oak Creek III	Tampa, FL	61,000	03/23/07	3,578
Southridge VI	Orlando, FL	81,000	04/01/07	5,294
Arion 16	San Antonio, TX	64,000	04/20/07	3,795
Southridge III	Orlando, FL	81,000	04/20/07	5,166
Southridge II	Orlando, FL	41,000	05/01/07	3,790
World Houston 15	Houston, TX	63,000	05/01/07	4,802
World Houston 23	Houston, TX	125,000	05/01/07	7,385
Arion 17	San Antonio, TX	40,000	06/01/07	3,028
Beltway Crossing II	Houston, TX	50,000	09/01/07	2,986
SunCoast II	Fort Myers, FL	63,000	10/10/07	5,604
Castilian Research Center	Santa Barbara, CA	37,000	10/15/07	8,847
Oak Creek V	Tampa, FL	100,000	11/01/07	5,396
World Houston 22	Houston, TX	68,000	12/31/07	4,642
Total Developments Transferred		959,000		$ 69,814

The Company made capital improvements of $15,881,000 on existing and acquired properties (included in the Capital Expenditures table under *Results of Operations*). Also, the Company incurred costs of $4,936,000 on development properties subsequent to transfer to real estate properties; the Company records these expenditures as development costs on the consolidated statements of cash flows during the 12-month period following transfer. These additions were offset by the sale of one property, Delp Distribution Center I, with costs of $3,470,000.

Development

The investment in development at December 31, 2007 was $152,963,000 compared to $114,986,000 at December 31, 2006. Total capital invested for development during 2007 was $112,960,000. The table below is net of $233,000 of land sold during the year. In addition to the costs incurred for the year as detailed in the development activity table, the Company incurred costs of $4,936,000 for improvements on developments during the 12-month period following transfer to real estate properties.

In the first quarter of 2007, EastGroup acquired Centennial Park Distribution Center in Denver for $4,131,000. The building, which was built in 1990, contains 68,000 square feet and is located near Centennial Airport in southeast Denver. Redevelopment was completed in the fourth quarter of 2007. Costs associated with this acquisition are included in the development activity table.

In addition, the Company executed a ten-year lease with United Stationers Supply Co. for a 404,000 square foot build-to-suit development in its Southridge Commerce Park in Orlando. The projected cost of this development is approximately $20.4 million; construction began in June 2007 with occupancy projected in the second quarter of 2008. As part of this transaction, EastGroup entered into contracts with United Stationers to purchase two of its existing properties (278,000 square feet) in Jacksonville and Tampa, Florida, for approximately $9 million. These acquisitions are expected to close in mid-2008, in line with completion of the build-to-suit development.

During 2007, EastGroup purchased 102 acres of developable land for approximately $11.7 million. Costs associated with these acquisitions are included in the development activity table. The Company transferred 14 developments to real estate properties during 2007 with a total investment of $69,814,000 as of the date of transfer.

		Costs Incurred			
DEVELOPMENT	*Size*	*Costs Transferred in 2007*[1]	*For the Year Ended 12/31/07*	*Cumulative as of 12/31/07*	*Estimated Total Costs*[4]
	(Square feet)	*(In thousands)*			
LEASE-UP					
Beltway Crossing III & IV, Houston, TX	110,000	$ –	1,134	6,212	6,500
Interstate Commons III, Phoenix, AZ	38,000	–	2,475	3,048	3,200
Oak Creek A & B, Tampa, FL[2]	35,000	–	2,190	2,941	3,300
Southridge VII, Orlando, FL	92,000	3,312	2,774	6,086	6,700
SunCoast I, Fort Myers, FL	63,000	–	2,449	5,076	5,500
World Houston 24, Houston, TX	93,000	–	4,064	5,165	5,600
World Houston 25, Houston, TX	66,000	–	2,549	3,194	3,700
Centennial Park, Denver, CO	68,000	–	4,747	4,747	4,900
Beltway Crossing V, Houston, TX	83,000	1,077	2,669	3,746	5,000
Wetmore II, Building A, San Antonio, TX	34,000	504	2,297	2,801	3,200
Total Lease-up	682,000	4,893	27,348	43,016	47,600
UNDER CONSTRUCTION					
40th Avenue Distribution Center, Phoenix, AZ	89,000	–	4,046	5,147	6,100
Arion 18, San Antonio, TX	20,000	1,236	719	1,955	2,500
Wetmore II, Buildings B & C, San Antonio, TX	124,000	1,269	5,111	6,380	7,600
Oak Creek VI, Tampa, FL	89,000	2,412	1,493	3,905	5,800
Beltway Crossing VI, Houston, TX	127,000	1,058	2,465	3,523	6,400
Southridge VIII, Orlando, FL	91,000	2,407	1,633	4,040	6,700
Wetmore II, Building D, San Antonio, TX	124,000	1,382	1,603	2,985	8,500
Sky Harbor, Phoenix, AZ	261,000	6,946	7,062	14,008	22,800
Southridge XII, Orlando, FL	404,000	4,089	11,011	15,100	20,400
SunCoast III, Fort Myers, FL	93,000	4,175	–	4,175	8,400
Techway SW IV, Houston, TX	94,000	1,968	–	1,968	5,800
World Houston 27, Houston, TX	92,000	2,483	–	2,483	5,500
Total Under Construction	1,608,000	29,425	35,143	65,669	106,500
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Phoenix, AZ	–	(6,946)	431	–	–
Tucson, AZ	205,000	–	1,719	2,045	14,300
Tampa, FL	335,000	(2,412)	2,332	4,577	20,100
Orlando, FL	229,000	(9,808)	5,199	3,762	13,700
West Palm Beach, FL	20,000	–	126	811	2,300
Fort Myers, FL	659,000	(4,175)	4,326	12,819	48,100
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	1,306,000	(6,586)	11,628	14,549	77,000
San Antonio, TX	410,000	(4,391)	3,551	2,566	24,300
Jackson, MS	28,000	–	–	705	2,000
Total Prospective Development	3,443,000	(34,318)	29,312	44,278	211,400
	5,733,000	$ –	91,803	152,963	365,500

DEVELOPMENT	Size	Costs Incurred			Estimated Total Costs (4)
		Costs Transferred in 2007 (1)	For the Year Ended 12/31/07	Cumulative as of 12/31/07	
	(Square feet)	(In thousands)			
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING 2007					
Santan 10 II, Chandler, AZ	85,000	$ –	–	5,501	
Oak Creek III, Tampa, FL	61,000	–	119	3,578	
Southridge VI, Orlando, FL	81,000	–	323	5,294	
Arion 16, San Antonio, TX	64,000	–	1,411	3,795	
Southridge III, Orlando, FL	81,000	–	713	5,166	
Southridge II, Orlando, FL	41,000	–	244	3,790	
World Houston 15, Houston, TX	63,000	–	276	4,802	
World Houston 23, Houston, TX	125,000	–	2,888	7,385	
Arion 17, San Antonio, TX	40,000	–	90	3,028	
Beltway Crossing II, Houston, TX	50,000	–	911	2,986	
SunCoast II, Fort Myers, FL	63,000	–	2,953	5,604	
Castilian Research Center, Santa Barbara, CA	37,000	–	3,925	8,847	
Oak Creek V, Tampa, FL	100,000	–	563	5,396	
World Houston 22, Houston, TX	68,000	–	1,572	4,642	
Total Transferred to Real Estate Properties	959,000	$ –	15,988	69,814 (3)	

(1) Represents costs transferred from Prospective Development (primarily land) to Under Construction (or subsequently to Lease-up) during the period.
(2) These buildings were developed for sale.
(3) Represents cumulative costs at the date of transfer.
(4) Included in these costs are development obligations of $31.9 million and tenant improvement obligations of $5.4 million on properties under development.

Accumulated depreciation on real estate properties increased $38,026,000, primarily due to depreciation expense of $39,688,000 on real estate properties, offset by accumulated depreciation on properties sold of $1,102,000. The majority of this amount represents accumulated depreciation on Delp Distribution Center I, which was sold in 2007.

A summary of Other Assets is presented in Note 5 in the Notes to the Consolidated Financial Statements.

LIABILITIES

Mortgage notes payable increased $47,920,000 during the year ended December 31, 2007. In August, the Company closed a new $75,000,000 first mortgage loan secured by properties containing 1,448,000 square feet. The loan has a fixed interest rate of 5.57%, a ten-year term and an amortization schedule of 20 years. The proceeds of this note were used to reduce variable rate bank borrowings. This increase was offset by the repayment of two mortgage loans of $14,220,000, regularly scheduled principal payments of $12,743,000, and mortgage loan premium amortization of $117,000.

Notes payable to banks increased $106,378,000 during 2007 as a result of advances of $332,544,000 exceeding repayments of $226,166,000. The Company's credit facilities are described in greater detail under *Liquidity and Capital Resources*.

See Note 8 in the Notes to the Consolidated Financial Statements for a summary of Accounts Payable and Accrued Expenses. See Note 9 in the Notes to the Consolidated Financial Statements for a summary of Other Liabilities.

STOCKHOLDERS' EQUITY

Distributions in excess of earnings were $20,445,000 during the year as a result of dividends on common and preferred stock of $50,179,000 exceeding net income for financial reporting purposes of $29,734,000. See Note 11 in the Notes to the Consolidated Financial Statements for information related to the changes in additional paid-in capital resulting from stock-based compensation.

RESULTS OF OPERATIONS

2007 Compared to 2006

Net income available to common stockholders for 2007 was $27,110,000 ($1.15 per basic share and $1.14 per diluted share) compared to $26,610,000 ($1.19 per basic share and $1.17 per diluted share) for 2006. Diluted earnings per share (EPS) for 2007 included a $.15 per share gain on sales of real estate properties compared to a $.26 per share gain on sales of properties in 2006.

PNOI increased by $13,775,000, or 14.4%, for 2007 compared to 2006, primarily due to increased average occupancy and rental rates, acquisitions and developments. Expense to revenue ratios were 27.3% in 2007 compared to 28.0% in 2006. The Company's percentage leased was 96.0% at December 31, 2007 compared to 96.6% at December 31, 2006. Occupancy at the end of 2007 was 95.4% compared to 95.9% at the end of 2006.

The increase in PNOI was primarily attributable to additional PNOI of $5,671,000 from newly developed properties, $4,813,000 from 2006 and 2007 acquisitions and $3,368,000 from same property growth. Included in same property growth was $1,149,000 in lease termination fees for 2007 compared to $410,000 for 2006. These increases in PNOI were offset by increased depreciation and amortization expense and other costs as discussed below.

During the fourth quarter of 2007, EastGroup recorded a gain on the sale of land in lieu of condemnation at Arion Business Park of $2,572,000. For the year, the Company recognized gain on land sales of $2,602,000 in 2007 compared to $791,000 in 2006.

The following table presents the components of interest expense for 2007 and 2006:

	Years Ended December 31,		
	2007	*2006*	*Increase (Decrease)*
	(In thousands, except rates of interest)		
Average bank borrowings	**$ 96,513**	91,314	5,199
Weighted average variable interest rates	**6.36%**	6.12%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest (excluding loan cost amortization)	**6,139**	5,584	555
Amortization of bank loan costs	**353**	355	(2)
Total variable rate interest expense	**6,492**	5,939	553
FIXED RATE INTEREST EXPENSE			
Fixed rate interest (excluding loan cost amortization)	**26,350**	22,549	3,801
Amortization of mortgage loan costs	**558**	464	94
Total fixed rate interest expense	**26,908**	23,013	3,895
Total interest	**33,400**	28,952	4,448
Less capitalized interest	**(6,086)**	(4,336)	(1,750)
TOTAL INTEREST EXPENSE	**$ 27,314**	24,616	2,698

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The Company's weighted average variable interest rates in 2007 were higher than in 2006. In recent years, the Company closed several new mortgages with ten-year terms at fixed rates and used the proceeds to reduce the Company's exposure to changes in variable bank rates. A summary of the Company's weighted average interest rates on mortgage debt at year-end for the past several years is presented below:

MORTGAGE DEBT AS OF:	WEIGHTED AVERAGE INTEREST RATE
December 31, 2003	6.92%
December 31, 2004	6.74%
December 31, 2005	6.31%
December 31, 2006	6.21%
December 31, 2007	6.06%

The increase in mortgage interest expense in 2007 was primarily due to the new mortgages detailed in the table below.

NEW MORTGAGES IN 2006 AND 2007	INTEREST RATE	DATE	AMOUNT
Huntwood and Wiegman Distribution Centers	5.680%	08/08/06	$ 38,000,000
Alamo Downs, Arion 1-15 & 17, Rampart I, II & III, Santan 10 and World Houston 16	5.970%	10/17/06	78,000,000
Broadway VI, World Houston 1 & 2, 21 & 23, Arion 16, Ethan Allen, Northpark I-IV, South 55th Avenue, East University I & II and Santan 10 II	5.570%	08/08/07	75,000,000
Weighted Average/Total Amount	5.755%		$ 191,000,000

Mortgage principal payments were $26,963,000 in 2007 and $45,071,000 in 2006. Included in these principal payments are repayments of two mortgages totaling $14,220,000 in 2007 and three mortgages totaling $35,929,000 in 2006. The details of these mortgages are shown in the following table:

MORTGAGE LOANS REPAID IN 2006 AND 2007	INTEREST RATE	DATE REPAID	PAYOFF AMOUNT
Huntwood Distribution Center	7.990%	08/08/06	$ 10,557,000
Wiegman Distribution Center	7.990%	08/08/06	4,872,000
Arion Business Park	4.450%	10/16/06	20,500,000
World Houston 1 & 2	7.770%	04/12/07	4,023,000
E. University I & II, Broadway VI, 55th Avenue and Ethan Allen	8.060%	05/25/07	10,197,000
Weighted Average/Total Amount	6.539%		$ 50,149,000

Depreciation and amortization for continuing operations increased $6,531,000 for 2007 compared to 2006. This increase was primarily due to properties acquired and transferred from development during 2006 and 2007. Property acquisitions and transferred developments were $127 million in 2007 and $58 million in 2006.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent for continuing operations increased income by $839,000 in 2007 compared to $997,000 in 2006.

Capital Expenditures

Capital expenditures for the years ended December 31, 2007 and 2006 were as follows:

	Estimated Useful Life	*Years Ended December 31,* 2007	2006
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ **141**	351
Tenant Improvements:			
New Tenants	Lease Life	**7,326**	7,240
New Tenants (*first generation*) (1)	Lease Life	**495**	688
Renewal Tenants	Lease Life	**1,963**	731
Other:			
Building Improvements	5-40 yrs	**1,719**	1,818
Roofs	5-15 yrs	**3,273**	1,803
Parking Lots	3-5 yrs	**765**	686
Other	5 yrs	**199**	153
Total capital expenditures		$ **15,881**	13,470

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in Other Assets. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2007 and 2006 were as follows:

	Estimated Useful Life	*Years Ended December 31,* 2007	2006
		(In thousands)	
Development	Lease Life	$ **3,108**	2,110
New Tenants	Lease Life	**2,805**	2,557
New Tenants (*first generation*) (1)	Lease Life	**212**	112
Renewal Tenants	Lease Life	**2,124**	1,987
Total capitalized leasing costs		$ **8,249**	6,766
Amortization of leasing costs (2)		$ **5,339**	4,304

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the consolidated income statements. During 2007, the Company sold one property and recognized a gain of $603,000. In addition, the Company recognized deferred gains of $357,000 from previous sales.

During 2006, the Company sold certain real estate investments and recognized total gains from discontinued operations of $5,727,000. See Notes 1(f) and 2 in the Notes to the Consolidated Financial Statements for more information related to discontinued operations and gain on the sales of these properties. The following table presents the components of revenue and expense for the real estate investments sold during 2007 and 2006.

Discontinued Operations	*Years Ended December 31,* 2007	2006
	(In thousands)	
Income from real estate operations	$ **331**	2,634
Expenses from real estate operations	**(86)**	(772)
Property net operating income from discontinued operations	**245**	1,862
Depreciation and amortization	**(150)**	(840)
Income from real estate operations	**95**	1,022
Gain on sales of real estate investments	**960**	5,727
Income from discontinued operations	$ **1,055**	6,749

2006 Compared to 2005

Net income available to common stockholders for 2006 was $26,610,000 ($1.19 per basic share and $1.17 per diluted share) compared to $19,567,000 ($.91 per basic share and $.89 per diluted share) for 2005. Diluted EPS for 2006 included a $.26 per share gain on sales of real estate properties compared to a $.05 per share gain on sales of properties in 2005.

PNOI increased by $9,521,000 or 11.0% for 2006 compared to 2005, primarily due to increased average occupancy, acquisitions and developments. Expense to revenue ratios were 28.0% in 2006 compared to 28.5% in 2005. The Company's percentage leased was 96.6% at December 31, 2006 compared to 95.3% at December 31, 2005. Occupancy at the end of 2006 was 95.9% compared to 94.3% at the end of 2005.

The increase in PNOI was primarily attributable to $3,740,000 from same property growth, $3,148,000 from newly developed properties and $2,455,000 from 2005 and 2006 acquisitions. These increases in PNOI were offset by increased depreciation and amortization expense and other costs as discussed below.

The following table presents the components of interest expense for 2006 and 2005:

	Years Ended December 31, 2006	2005	*Increase (Decrease)*
	(In thousands, except rates of interest)		
Average bank borrowings	$ **91,314**	100,504	(9,190)
Weighted average variable interest rates	**6.12%**	4.53%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest (excluding loan cost amortization)	**5,584**	4,555	1,029
Amortization of bank loan costs	**355**	357	(2)
Total variable rate interest expense	**5,939**	4,912	1,027
FIXED RATE INTEREST EXPENSE (1)			
Fixed rate interest (excluding loan cost amortization)	**22,549**	20,573	1,976
Amortization of mortgage loan costs	**464**	444	20
Total fixed rate interest expense	**23,013**	21,017	1,996
Total interest	**28,952**	25,929	3,023
Less capitalized interest	**(4,336)**	(2,485)	(1,851)
TOTAL INTEREST EXPENSE	$ **24,616**	23,444	1,172

(1) Does not include interest expense for discontinued operations. See Note 2 in the Notes to the Consolidated Financial Statements for this information.

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The Company's weighted average variable interest rates in 2006 were significantly higher than in 2005. The Company closed several new mortgages with ten-year terms at fixed rates and used the proceeds to reduce the Company's exposure to changes in variable bank rates. A summary of the Company's weighted average interest rates on mortgage debt for the past several years is presented below:

MORTGAGE DEBT AS OF:	WEIGHTED AVERAGE INTEREST RATE
December 31, 2002	7.34%
December 31, 2003	6.92%
December 31, 2004	6.74%
December 31, 2005	6.31%
December 31, 2006	6.21%

The increase in mortgage interest expense in 2006 was primarily due to the new and assumed mortgages on acquired properties detailed in the table below. The Company recorded premiums totaling $1,282,000 to adjust the mortgage loans assumed to fair market value. These premiums are being amortized over the lives of the assumed mortgages and reduce the contractual interest expense on these loans. The interest rates and amounts shown below for the assumed mortgages represent the fair market rates and values, respectively, at the dates of assumption.

NEW AND ASSUMED MORTGAGES IN 2005 AND 2006	INTEREST RATE	DATE	AMOUNT
Arion Business Park (*assumed*)	4.450%	01/21/05	$ 21,060,000
Interstate Distribution Center – Jacksonville (*assumed*)	5.640%	03/31/05	4,997,000
Country Club I, Lake Pointe, Techway Southwest II and World Houston 19 & 20	4.980%	11/30/05	39,000,000
Oak Creek Distribution Center IV (*assumed*)	5.680%	12/07/05	4,443,000
Huntwood and Wiegman Distribution Centers	5.680%	08/08/06	38,000,000
Alamo Downs, Arion 1-15 & 17, Rampart I, II & III, Santan 10 and World Houston 16	5.970%	10/17/06	78,000,000
Weighted Average/Total Amount	5.514%		$ 185,500,000

Mortgage principal payments were $45,071,000 in 2006 and $25,880,000 in 2005. Included in these principal payments are repayments of three mortgages totaling $35,929,000 in 2006 and five mortgages totaling $18,435,000 in 2005. The details of these mortgages are shown in the following table:

MORTGAGE LOANS REPAID IN 2005 AND 2006	INTEREST RATE	DATE REPAID	PAYOFF AMOUNT
Westport Commerce Center	8.000%	03/31/05	$ 2,371,000
Lamar Distribution Center II	6.900%	06/30/05	1,781,000
Exchange Distribution Center I	8.375%	07/01/05	1,762,000
Lake Pointe Business Park	8.125%	07/01/05	9,738,000
JetPort Commerce Park	8.125%	09/30/05	2,783,000
Huntwood Distribution Center	7.990%	08/08/06	10,557,000
Wiegman Distribution Center	7.990%	08/08/06	4,872,000
Arion Business Park	4.450%	10/16/06	20,500,000
Weighted Average/Total Amount	6.663%		$ 54,364,000

Depreciation and amortization for continuing operations increased $3,651,000 for 2006 compared to 2005. This increase was primarily due to properties acquired and transferred from development during 2005 and 2006. Property acquisitions and transferred developments were $58 million in 2006 and $92 million in 2005.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent for continuing operations increased income by $997,000 in 2006 compared to $1,941,000 in 2005.

Capital Expenditures

Capital expenditures for the years ended December 31, 2006 and 2005 were as follows:

	Estimated Useful Life	*Years Ended December 31,* 2006	2005
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ **351**	506
Tenant Improvements:			
New Tenants	Lease Life	**7,240**	5,892
New Tenants (*first generation*) (1)	Lease Life	**688**	615
Renewal Tenants	Lease Life	**731**	1,374
Other:			
Building Improvements	5-40 yrs	**1,818**	1,312
Roofs	5-15 yrs	**1,803**	318
Parking Lots	3-5 yrs	**686**	999
Other	5 yrs	**153**	246
Total capital expenditures		$ **13,470**	11,262

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in Other Assets. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2006 and 2005 were as follows:

	Estimated Useful Life	*Years Ended December 31,* 2006	2005
		(In thousands)	
Development	Lease Life	$ **2,110**	1,405
New Tenants	Lease Life	**2,557**	2,497
New Tenants (*first generation*) (1)	Lease Life	**112**	187
Renewal Tenants	Lease Life	**1,987**	1,448
Total capitalized leasing costs		$ **6,766**	5,537
Amortization of leasing costs (2)		$ **4,304**	3,863

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the consolidated income statements. During 2006 and 2005, the Company sold certain real estate investments and recognized total gains from discontinued operations of $5,727,000 and $1,164,000, respectively. See Notes 1(f) and 2 in the Notes to the Consolidated Financial Statements for more information related to discontinued operations and gain on the sales of these properties. The following table presents the components of revenue and expense for the real estate investments sold during 2006 and 2005.

Discontinued Operations	*Years Ended December 31,* 2006	2005
	(In thousands)	
Income from real estate operations	$ **2,634**	5,165
Expenses from real estate operations	**(772)**	(1,394)
Property net operating income from discontinued operations	**1,862**	3,771
Other income	–	94
Interest expense	–	(64)
Depreciation and amortization	**(840)**	(1,580)
Income from real estate operations	**1,022**	2,221
Gain on sales of real estate investments	**5,727**	1,164
Income from discontinued operations	$ **6,749**	3,385

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective January 1, 2007. With few exceptions, the Company's 2003 and earlier tax years are closed for examination by U.S. federal, state and local tax authorities. The adoption of FIN 48 in 2007 had an immaterial impact on the Company's overall financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of Statement 157, with the exception of nonfinancial assets and liabilities, are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The FASB deferred for one year the Statement's fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. These provisions will be effective for fiscal years beginning after November 15, 2008. EastGroup accounts for its stock-based compensation costs at fair value on the dates of grant as required under SFAS No. 123R. Also, as required under SFAS No. 133, the Company accounts for its interest rate swap cash flow hedge on the Tower Automotive mortgage at fair value. The application of Statement 157 to the Company in 2008 had virtually no impact on the Company's overall financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations*, which retains the fundamental requirements in SFAS No. 141 and requires the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree be measured at fair value as of the acquisition date. In addition, Statement 141R requires that any goodwill acquired in the business combination be measured as a residual, and it provides guidance in determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Statement also requires that acquisition-related costs be recognized as expenses in the periods in which the costs are incurred and the services are received. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and may not be applied before that date.

Also in December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, which is an amendment of Accounting Research Bulletin (ARB) No. 51. Statement 160 provides guidance for entities that prepare consolidated financial statements that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and may not be applied before that date. The Company anticipates that the adoption of Statement 160 on January 1, 2009, will have an immaterial impact on the Company's financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $86,369,000 for the year ended December 31, 2007. The primary other sources of cash were from bank borrowings, mortgage note proceeds and proceeds from the sales of real estate. The Company distributed $48,056,000 in common and $2,624,000 in preferred stock dividends during 2007. Other primary uses of cash were for bank debt repayments, construction and development of properties, purchases of real estate, mortgage note repayments and capital improvements at various properties.

Total debt at December 31, 2007 and 2006 is detailed below. The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2007 and 2006.

	December 31,	
	2007	*2006*
	(In thousands)	
Mortgage notes payable – fixed rate	$ **465,360**	417,440
Bank notes payable – floating rate	**135,444**	29,066
Total debt	$ **600,804**	446,506

During 2007, the Company had a three-year, $175 million unsecured revolving credit facility with a group of nine banks. This credit facility expired on January 4, 2008, and was replaced by a four-year, $200 million unsecured revolving credit facility. The Company customarily uses these lines of credit for acquisitions and developments. The interest rate on the $175 million line of credit was based on the LIBOR index and varied according to total liability to total asset value ratios (as defined in the credit agreement), with an annual facility fee of 20 basis points. During the year, EastGroup's interest rate under this facility was LIBOR plus 95 basis points, except that it could be lowered based upon the competitive bid option in the note. At December 31, 2007, the weighted average interest rate was 5.65% on a balance of $128,700,000.

EastGroup's $200 million credit facility is with a group of seven banks and was arranged by PNC Capital Markets LLC. The interest rate on this line of credit is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement), with an annual facility fee of 15-20 basis points. The interest rate on each tranche is usually reset on a monthly basis and is currently LIBOR plus 70 basis points with an annual facility fee of 20 basis points. The line of credit, which matures in January 2012, can be expanded by $100 million and has an option for a one-year extension. At February 27, 2008, the Company's weighted average interest rate was 4.02% on a balance of $176 million.

The Company also had a one-year, $20 million unsecured revolving credit facility with PNC Bank, N.A. that matured on January 4, 2008. Upon maturity, it was replaced by a four-year, $25 million revolving credit facility. These credit facilities are customarily used for working capital needs. The interest rate on the $20 million line of credit was based on LIBOR and varied according to total liability to total asset value ratios (as defined in the credit agreement). During 2007, the Company's interest rate was LIBOR plus 110 basis points with no annual facility fee. At December 31, 2007, the interest rate was 5.70% on a balance of $6,744,000.

EastGroup's $25 million unsecured revolving credit facility is with PNC Bank, N.A. The interest rate on this working cash line is based on the LIBOR index and varies according to total liability to total asset value ratios. Under this facility, the Company's current interest rate is LIBOR plus 75 basis points with no annual facility fee.

As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, non-recourse first mortgage debt to replace the short-term bank borrowings.

On August 8, 2007, the Company closed on a $75 million, non-recourse first mortgage loan secured by properties containing 1,448,000 square feet. The loan has a fixed interest rate of 5.57%, a ten-year term and an amortization schedule of 20 years. The proceeds of this note were used to reduce variable rate bank borrowings.

Contractual Obligations

EastGroup's fixed, noncancelable obligations as of December 31, 2007 were as follows:

	Payments Due by Period				
	Total	*Less Than 1 Year*	*1-3 Years*	*3-5 Years*	*More Than 5 Years*
			(In thousands)		
Fixed Rate Debt Obligations [1]	$ 465,360	15,088	59,473	137,933	252,866
Interest on Fixed Rate Debt	155,752	27,776	49,032	36,714	42,230
Variable Rate Debt Obligations [2]	135,444	135,444	–	–	–
Operating Lease Obligations:					
Office Leases	1,630	298	544	540	248
Ground Leases	19,807	707	1,414	1,414	16,272
Development Obligations [3]	31,919	31,919	–	–	–
Tenant Improvements [4]	8,723	8,723	–	–	–
Purchase Obligations [5]	8,935	8,935	–	–	–
Total	$ 827,570	228,890	110,463	176,601	311,616

(1) These amounts are included on the Consolidated Balance Sheet. A portion of this debt is backed by a letter of credit totaling $9,822,000 at December 31, 2007. This letter of credit is renewable annually and expires on January 15, 2011.
(2) The Company's variable rate debt changes depending on the Company's cash needs and, as such, both the principal amounts and the interest rates are subject to variability. At December 31, 2007, the weighted average interest rate was 5.65% on the variable rate debt due in January 2008. The Company obtained new variable rate debt to replace the expiring facilities in January 2008. See Note 6 in the Notes to the Consolidated Financial Statements.
(3) Represents commitments on properties under development, except for tenant improvement obligations.
(4) Represents tenant improvement allowance obligations.
(5) At December 31, 2007, EastGroup was under contract with United Stationers to purchase two of its existing properties (278,000 square feet) in Jacksonville and Tampa, Florida.

The Company anticipates that its current cash balance, operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments will be adequate for (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) distributions to stockholders, (v) capital improvements, (vi) purchases of properties, (vii) development, and (viii) any other normal business activities of the Company, both in the short- and long-term.

INFLATION AND OTHER ECONOMIC CONSIDERATIONS

Most of the Company's leases include scheduled rent increases. Additionally, most of the Company's leases require the tenants to pay their pro rata share of operating expenses, including real estate taxes, insurance and common area maintenance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation.

EastGroup's financial results are affected by general economic conditions in the markets in which the Company's properties are located. An economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some of the Company's existing tenants to make lease payments and may impact our ability to renew leases or re-let space as leases expire. In addition, an economic downturn or recession could also lead to an increase in overall vacancy rates or decline in rents we can charge to re-lease properties upon expiration of current leases. In all of these cases, our cash flow would be adversely affected.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its lines of credit and long-term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's objective for interest rate risk management is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates but also has several variable rate bank lines as discussed under *Liquidity and Capital Resources*. The table below presents the principal payments due and weighted average interest rates for both the fixed rate and variable rate debt.

	2008	*2009*	*2010*	*2011*	*2012*	*Thereafter*	*Total*	*Fair Value*
Fixed rate debt[1] *(in thousands)*	$ 15,088	45,411	14,062	80,426	57,507	252,866	465,360	470,335[2]
Weighted average interest rate	6.17%	6.57%	5.95%	7.00%	6.69%	5.52%	6.06%	
Variable rate debt *(in thousands)*	$ 135,444	–	–	–	–	–	135,444	135,444
Weighted average interest rate	5.65%	–	–	–	–	–	5.65%	

(1) The fixed rate debt shown above includes the Tower Automotive mortgage, which has a variable interest rate based on the one-month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8-year term. Interest and related fees result in an annual effective interest rate of 5.30%.
(2) The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

As the table above incorporates only those exposures that existed as of December 31, 2007, it does not consider those exposures or positions that could arise after that date. The ultimate impact of interest rate fluctuations on the Company will depend on the exposures that arise during the period and interest rates. If the weighted average interest rate on the variable rate bank debt as shown above changes by 10% or approximately 57 basis points, interest expense and cash flows would increase or decrease by approximately $765,000 annually.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $9,710,000 Tower Automotive Center recourse mortgage, which is summarized in the table below. Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes.

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	*Fair Value at 12/31/07*	*Fair Value at 12/31/06*
	(In thousands)				*(In thousands)*	
Swap	$9,710	12/31/10	1 month LIBOR	4.03%	($56)	$314

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's shares of Common Stock are listed for trading on the New York Stock Exchange under the symbol "EGP." The following table shows the high and low share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

Shares of Common Stock Market Prices and Dividends

	Calendar 2007			*Calendar 2006*		
Quarter	*High*	*Low*	*Distributions*	*High*	*Low*	*Distributions*
First	**$ 57.55**	**50.27**	**$ .50**	$ 48.60	44.12	$ .49
Second	**52.00**	**43.24**	**.50**	47.50	42.54	.49
Third	**46.28**	**38.49**	**.50**	51.29	45.23	.49
Fourth	**48.86**	**40.44**	**.50**	56.50	48.95	.49
			$ 2.00			$ 1.96

As of February 27, 2008, there were 833 holders of record of the Company's 23,804,206 outstanding shares of common stock. The Company distributed all of its 2007 and 2006 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years 2007 and 2006.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,	
	2007	*2006*
Common Share Distributions:		
Ordinary Income	**$ 1.7449**	1.3660
Return of capital	**.1273**	–
Unrecaptured Section 1250 long-term capital gain	**.0236**	.4160
Other long-term capital gain	**.1042**	.1780
Total Common Distributions	**$ 2.0000**	1.9600

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that the Company expects or anticipates will occur in the future, including statements relating to rent and occupancy growth, development activity, the acquisition or sale of properties, general conditions in the geographic areas where the Company operates and the availability of capital, are forward-looking statements. Forward-looking statements are inherently subject to known and unknown risks and uncertainties, many of which the Company cannot predict, including, without limitation: changes in general economic conditions; the extent of tenant defaults or of any early lease terminations; the Company's ability to lease or re-lease space at current or anticipated rents; changes in the supply of and demand for industrial/warehouse properties; increases in interest rate levels; increases in operating costs; the availability of financing; natural disasters and the Company's ability to obtain adequate insurance; changes in governmental regulation, tax rates and similar matters; and other risks associated with the development and acquisition of properties, including risks that development projects may not be completed on schedule, development or operating costs may be greater than anticipated, acquisitions may not close as scheduled, and those additional factors discussed in the Company's filings under the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in the forward-looking statements are based upon reasonable assumptions at the time made, the Company can give no assurance that such expectations will be achieved. The Company assumes no obligation whatsoever to publicly update or revise any forward-looking statements.

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company derived from the audited consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
OPERATING DATA					
Revenues					
Income from real estate operations	$ **150,638**	132,963	120,601	109,119	102,105
Other income	**92**	182	413	356	151
	150,730	133,145	121,014	109,475	102,256
Expenses					
Expenses from real estate operations	**41,118**	37,218	34,377	30,686	30,100
Depreciation and amortization	**47,908**	41,377	37,726	31,302	30,280
General and administrative	**8,295**	7,401	6,874	6,711	4,966
	97,321	85,996	78,977	68,699	65,346
Operating Income	**53,409**	47,149	42,037	40,776	36,910
Other Income (Expense)					
Equity in earnings of unconsolidated investment	**285**	287	450	69	–
Gain on sales of land	**2,602**	123	–	–	–
Gain on securities	**–**	–	–	–	421
Interest income	**306**	142	247	121	22
Interest expense	**(27,314)**	(24,616)	(23,444)	(20,349)	(18,878)
Minority interest in joint ventures	**(609)**	(600)	(484)	(490)	(416)
Income from Continuing Operations	**28,679**	22,485	18,806	20,127	18,059
Discontinued operations					
Income from real estate operations	**95**	1,022	2,221	1,750	2,274
Gain on sales of real estate investments	**960**	5,727	1,164	1,450	112
Income from discontinued operations	**1,055**	6,749	3,385	3,200	2,386
Net income	**29,734**	29,234	22,191	23,327	20,445
Preferred dividends-Series A	**–**	–	–	–	2,016
Preferred dividends-Series B	**–**	–	–	–	2,598
Preferred dividends-Series D	**2,624**	2,624	2,624	2,624	1,305
Costs on redemption of Series A preferred	**–**	–	–	–	1,778
Net income available to common stockholders	$ **27,110**	26,610	19,567	20,703	12,748
BASIC PER COMMON SHARE DATA					
Income from continuing operations	$ **1.11**	.89	.75	.84	.58
Income from discontinued operations	**.04**	.30	.16	.16	.14
Net income available to common stockholders	$ **1.15**	1.19	.91	1.00	.72
Weighted average shares outstanding	**23,562**	22,372	21,567	20,771	17,819
DILUTED PER COMMON SHARE DATA					
Income from continuing operations	$ **1.10**	.87	.74	.83	.57
Income from discontinued operations	**.04**	.30	.15	.15	.13
Net income available to common stockholders	$ **1.14**	1.17	.89	.98	.70
Weighted average shares outstanding	**23,781**	22,692	21,892	21,088	18,194
OTHER PER SHARE DATA					
Book value *(at end of year)*	$ **15.51**	16.28	15.06	15.14	16.01
Common distributions declared	**2.00**	1.96	1.94	1.92	1.90
Common distributions paid	**2.00**	1.96	1.94	1.92	1.90
BALANCE SHEET DATA (AT END OF YEAR)					
Real estate investments, at cost	$ **1,270,559**	1,091,491	1,024,459	904,312	842,577
Real estate investments, net of accumulated depreciation	**1,001,427**	860,385	818,032	729,250	695,643
Total assets	**1,055,833**	911,787	863,538	768,664	729,267
Mortgage and bank loans payable	**600,804**	446,506	463,725	390,105	338,272
Total liabilities	**651,136**	490,842	496,972	414,974	360,518
Minority interest in joint ventures	**2,312**	2,148	1,702	1,884	1,804
Total stockholders' equity	**402,385**	418,797	364,864	351,806	366,945

ANNUAL CERTIFICATIONS TO NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION

The Company's Chief Executive Officer submitted his annual certification to the New York Stock Exchange (NYSE) on June 19, 2007, stating that he was not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual. Furthermore, the certifications of the Company's Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes–Oxley Act of 2002 and applicable SEC regulations have been filed as Exhibits 31(a) and 31(b) to the Company's Annual Report on Form 10–K for the fiscal year ended December 31, 2007 and are included herein on page 58.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). EastGroup's Management Report on Internal Control Over Financial Reporting is presented on page 37.

The report of KPMG LLP, the Company's independent registered public accounting firm, on the Company's internal control over financial reporting is presented on page 37.

There was no change in the Company's internal control over financial reporting during the Company's fourth fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EastGroup Properties, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 11 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Jackson, Mississippi
February 27, 2008

KPMG LLP

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EastGroup's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, EastGroup conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on EastGroup's evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Jackson, Mississippi
February 27, 2008

EASTGROUP PROPERTIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited EastGroup Properties, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EastGroup Properties, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 27, 2008, expressed an unqualified opinion on those consolidated financial statements.

Jackson, Mississippi
February 27, 2008

KPMG LLP

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	2006
	(In thousands, except for share and per share data)	
ASSETS		
Real estate properties	$ **1,114,966**	973,910
Development	**152,963**	114,986
	1,267,929	1,088,896
Less accumulated depreciation	**(269,132)**	(231,106)
	998,797	857,790
Unconsolidated investment	**2,630**	2,595
Cash	**724**	940
Other assets	**53,682**	50,462
TOTAL ASSETS	$ **1,055,833**	911,787
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ **465,360**	417,440
Notes payable to banks	**135,444**	29,066
Accounts payable & accrued expenses	**34,179**	32,589
Other liabilities	**16,153**	11,747
	651,136	490,842
Minority interest in joint ventures	**2,312**	2,148
STOCKHOLDERS' EQUITY		
Series C Preferred Shares; $.0001 par value; 600,000 shares authorized; no shares issued	**-**	-
Series D 7.95% Cumulative Redeemable Preferred Shares and additional paid-in capital; $.0001 par value; 1,320,000 shares authorized and issued; stated liquidation preference of $33,000	**32,326**	32,326
Common shares; $.0001 par value; 68,080,000 shares authorized; 23,808,768 shares issued and outstanding at December 31, 2007 and 23,701,275 at December 31, 2006	**2**	2
Excess shares; $.0001 par value; 30,000,000 shares authorized; no shares issued	**-**	-
Additional paid-in capital on common shares	**467,573**	463,170
Distributions in excess of earnings	**(97,460)**	(77,015)
Accumulated other comprehensive income (loss)	**(56)**	314
	402,385	418,797
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **1,055,833**	911,787

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, 2007	2006	2005
	(In thousands, except per share data)		
REVENUES			
Income from real estate operations	$ **150,638**	132,963	120,601
Other income	**92**	182	413
	150,730	133,145	121,014
EXPENSES			
Expenses from real estate operations	**41,118**	37,218	34,377
Depreciation and amortization	**47,908**	41,377	37,726
General and administrative	**8,295**	7,401	6,874
	97,321	85,996	78,977
OPERATING INCOME	**53,409**	47,149	42,037
OTHER INCOME (EXPENSE)			
Equity in earnings of unconsolidated investment	**285**	287	450
Gain on sales of land	**2,602**	123	–
Interest income	**306**	142	247
Interest expense	**(27,314)**	(24,616)	(23,444)
Minority interest in joint ventures	**(609)**	(600)	(484)
INCOME FROM CONTINUING OPERATIONS	**28,679**	22,485	18,806
DISCONTINUED OPERATIONS			
Income from real estate operations	**95**	1,022	2,221
Gain on sales of real estate investments	**960**	5,727	1,164
INCOME FROM DISCONTINUED OPERATIONS	**1,055**	6,749	3,385
NET INCOME	**29,734**	29,234	22,191
Preferred dividends-Series D	**2,624**	2,624	2,624
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ **27,110**	26,610	19,567
BASIC PER COMMON SHARE DATA			
Income from continuing operations	$ **1.11**	.89	.75
Income from discontinued operations	**.04**	.30	.16
Net income available to common stockholders	$ **1.15**	1.19	.91
Weighted average shares outstanding	**23,562**	22,372	21,567
DILUTED PER COMMON SHARE DATA			
Income from continuing operations	$ **1.10**	.87	.74
Income from discontinued operations	**.04**	.30	.15
Net income available to common stockholders	$ **1.14**	1.17	.89
Weighted average shares outstanding	**23,781**	22,692	21,892
Dividends declared per common share	$ **2.00**	1.96	1.94

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	*Common Stock*	*Additional Paid-In Capital*	*Distributions In Excess Of Earnings*	*Accumulated Other Comprehensive Income (Loss)*	*Total*
	(In thousands, except for share and per share data)					
BALANCE, DECEMBER 31, 2004	$ 32,326	2	354,671	(35,207)	14	351,806
Comprehensive income						
Net income	–	–	–	22,191	–	22,191
Net unrealized change in fair value of interest rate swap	–	–	–	–	297	297
Total comprehensive income						22,488
Common dividends declared — $1.94 per share	–	–	–	(42,290)	–	(42,290)
Preferred dividends declared — $1.9876 per share	–	–	–	(2,624)	–	(2,624)
Issuance of 860,000 shares of common stock, common stock offering, net of expenses	–	–	31,597	–	–	31,597
Stock-based compensation, net of forfeitures	–	–	2,073	–	–	2,073
Issuance of 72,415 shares of common stock, options exercised	–	–	1,507	–	–	1,507
Issuance of 8,279 shares of common stock, dividend reinvestment plan	–	–	346	–	–	346
Other	–	–	(39)	–	–	(39)
BALANCE, DECEMBER 31, 2005	32,326	2	390,155	(57,930)	311	364,864
Comprehensive income						
Net income	–	–	–	29,234	–	29,234
Net unrealized change in fair value of interest rate swap	–	–	–	–	3	3
Total comprehensive income						29,237
Common dividends declared — $1.96 per share	–	–	–	(45,695)	–	(45,695)
Preferred dividends declared — $1.9876 per share	–	–	–	(2,624)	–	(2,624)
Issuance of 1,437,500 shares of common stock, common stock offering, net of expenses	–	–	68,112	–	–	68,112
Stock-based compensation, net of forfeitures	–	–	2,943	–	–	2,943
Issuance of 118,269 shares of common stock, options exercised	–	–	2,154	–	–	2,154
Issuance of 6,236 shares of common stock, dividend reinvestment plan	–	–	305	–	–	305
Other	–	–	(499)	–	–	(499)
BALANCE, DECEMBER 31, 2006	32,326	2	463,170	(77,015)	314	418,797
Comprehensive income						
Net income	–	–	–	29,734	–	29,734
Net unrealized change in fair value of interest rate swap	–	–	–	–	(370)	(370)
Total comprehensive income						29,364
Common dividends declared — $2.00 per share	–	–	–	(47,555)	–	(47,555)
Preferred dividends declared — $1.9876 per share	–	–	–	(2,624)	–	(2,624)
Stock-based compensation, net of forfeitures	–	–	3,198	–	–	3,198
Issuance of 67,150 shares of common stock, options exercised	–	–	1,475	–	–	1,475
Issuance of 6,281 shares of common stock, dividend reinvestment plan	–	–	279	–	–	279
11,382 shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock	–	–	(549)	–	–	(549)
BALANCE, DECEMBER 31, 2007	$ 32,326	2	467,573	(97,460)	(56)	402,385

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
OPERATING ACTIVITIES			
Net income	**$ 29,734**	29,234	22,191
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization from continuing operations	**47,908**	41,377	37,726
Depreciation and amortization from discontinued operations	**150**	840	1,580
Minority interest depreciation and amortization	**(174)**	(151)	(141)
Amortization of mortgage loan premiums	**(117)**	(403)	(333)
Gain on sales of land and real estate investments	**(3,562)**	(5,850)	(1,164)
Stock-based compensation expense	**2,220**	2,125	1,593
Equity in earnings of unconsolidated investment, net of distributions	**(35)**	23	(20)
Changes in operating assets and liabilities:			
Accrued income and other assets	**3,536**	(4,765)	336
Accounts payable, accrued expenses and prepaid rent	**6,709**	4,141	5,798
NET CASH PROVIDED BY OPERATING ACTIVITIES	**86,369**	66,571	67,566
INVESTING ACTIVITIES			
Real estate development	**(112,960)**	(77,666)	(58,192)
Purchases of real estate	**(57,838)**	(19,539)	(46,507)
Real estate improvements	**(15,881)**	(13,470)	(11,262)
Proceeds from sales of land and real estate investments	**6,357**	38,412	6,034
Distributions from unconsolidated investment	**-**	-	6,658
Repayments on mortgage loans receivable	**-**	-	7,550
Changes in other assets and other liabilities	**(3,786)**	(2,792)	(2,794)
NET CASH USED IN INVESTING ACTIVITIES	**(184,108)**	(75,055)	(98,513)
FINANCING ACTIVITIES			
Proceeds from bank borrowings	**332,544**	191,689	187,286
Repayments on bank borrowings	**(226,166)**	(279,387)	(156,953)
Proceeds from mortgage notes payable	**75,000**	116,000	39,000
Principal payments on mortgage notes payable	**(26,963)**	(45,071)	(25,880)
Debt issuance costs	**(701)**	(1,048)	(664)
Distributions paid to stockholders	**(50,680)**	(47,843)	(44,907)
Proceeds from common stock offerings	**-**	68,112	31,597
Proceeds from exercise of stock options	**1,475**	2,154	1,507
Proceeds from dividend reinvestment plan	**279**	305	346
Other	**(7,265)**	2,598	322
NET CASH PROVIDED BY FINANCING ACTIVITIES	**97,523**	7,509	31,654
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(216)**	(975)	707
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**940**	1,915	1,208
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 724**	940	1,915
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amount capitalized of $6,086, $4,336 and $2,485 for 2007, 2006 and 2005, respectively	**$ 25,838**	23,870	22,842
Fair value of debt assumed by the Company in the purchase of real estate	**-**	-	30,500
Fair value of common stock awards issued to employees and directors, net of forfeitures	**1,443**	3,234	1,000

See accompanying notes to consolidated financial statements.

DECEMBER 31, 2007, 2006 AND 2005

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc., its wholly-owned subsidiaries and its investment in any joint ventures in which the Company has a controlling interest. At December 31, 2005, the Company had a controlling interest in one joint venture: the 80% owned University Business Center. At December 31, 2006 and 2007, the Company had a controlling interest in two joint ventures: the 80% owned University Business Center and the 80% owned Castilian Research Center. The Company records 100% of the joint ventures' assets, liabilities, revenues and expenses with minority interests provided for in accordance with the joint venture agreements. The equity method of accounting is used for the Company's 50% undivided tenant-in-common interest in Industry Distribution Center II. All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2007, 2006 and 2005 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years ended 2007, 2006 and 2005.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,		
	2007	*2006*	*2005*
Common Share Distributions:			
Ordinary income	**$ 1.7449**	1.3660	1.4816
Return of capital	**.1273**	–	.3724
Unrecaptured Section 1250 long-term capital gain	**.0236**	.4160	.0828
Other long-term capital gain	**.1042**	.1780	.0032
Total Common Distributions	**$ 2.0000**	1.9600	1.9400
Series D Preferred Share Distributions:			
Ordinary income	**$ 1.8608**	1.3852	1.8788
Unrecaptured Section 1250 long-term capital gain	**.0234**	.4220	.1044
Other long-term capital gain	**.1034**	.1804	.0044
Total Preferred D Distributions	**$ 1.9876**	1.9876	1.9876

The Company's income may differ for tax and financial reporting purposes principally because of (1) the timing of the deduction for the provision for possible losses and losses on investments, (2) the timing of the recognition of gains or losses from the sale of investments, (3) different depreciation methods and lives, (4) real estate properties having a different basis for tax and financial reporting purposes, and (5) differences in book and tax allowances and timing for stock-based compensation expense.

(c) Income Recognition

Minimum rental income from real estate operations is recognized on a straight-line basis. The straight-line rent calculation on leases includes the effects of rent concessions and scheduled rent increases, and the calculated straight-line rent income is recognized over the lives of the individual leases. The Company maintains allowances for doubtful accounts receivable, including deferred rent receivable, based upon estimates determined by management. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Revenue is recognized on payments received from tenants for early terminations after all criteria have been met in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, *Accounting for Leases*. Interest income on mortgage loans receivable is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

The Company recognizes gains on sales of real estate in accordance with the principles set forth in SFAS No. 66, *Accounting for Sales of Real Estate*. Upon closing of real estate transactions, the provisions of SFAS No. 66 require consideration for the transfer of rights of ownership to the purchaser, receipt of an adequate cash down payment from the purchaser, adequate continuing investment by the purchaser and no substantial continuing involvement by the Company. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized by a method other than the full accrual method.

(d) Real Estate Properties

EastGroup has one reportable segment—industrial properties. These properties are concentrated in major Sunbelt markets of the United States, primarily in the states of Florida, Texas, Arizona and California, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Real estate properties held for investment are reported at the lower of the carrying amount or fair value. Depreciation of buildings and other improvements, including personal property, is computed using the straight-line method over estimated useful lives of generally 40 years for buildings and 3 to 15 years for improvements and personal property. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that extend the useful life of or improve the assets are capitalized. Depreciation expense for continuing and discontinued operations was $39,688,000, $35,428,000 and $32,693,000 for 2007, 2006 and 2005, respectively.

(e) Development

During the period when a property is under development, costs associated with development (i.e., land, construction costs, interest expense during construction and lease-up, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalized costs of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities. As the property becomes occupied, interest, depreciation, property taxes and other costs for the percentage occupied only are expensed as incurred. When the property becomes 80% occupied or one year after completion of the shell construction, whichever comes first, the property is no longer considered a development property and becomes an industrial property. Once the property becomes classified as an industrial property, all interest and property taxes are expensed and depreciation commences on the entire property (excluding the land).

(f) Real Estate Held for Sale

The Company considers a real estate property to be held for sale when it is probable that the property will be sold within a year. A key indicator of probability of sale is whether the buyer has a significant amount of earnest money at risk. Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under SFAS No. 144, the results of operations for the operating properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the consolidated income statements. Interest expense is not generally allocated to the properties that are held for sale or whose operations are included under *Discontinued Operations* unless the mortgage is required to be paid in full upon the sale of the property.

(g) Derivative Instruments and Hedging Activities

The Company applies SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in fair value are to be reported either in earnings or as a component of stockholders' equity depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish at the inception of the hedge the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company has an interest rate swap agreement, which is summarized in Note 6.

(h) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(i) Amortization

Debt origination costs are deferred and amortized using the straight-line method over the term of the loan. Amortization of loan costs for continuing operations was $911,000, $819,000 and $801,000 for 2007, 2006 and 2005, respectively.

Leasing costs are deferred and amortized using the straight-line method over the term of the lease. Leasing costs amortization expense for continuing and discontinued operations was $5,339,000, $4,304,000 and $3,863,000 for 2007, 2006 and 2005, respectively. Amortization expense for in-place lease intangibles is disclosed in *Business Combinations and Acquired Intangibles*.

(j) Business Combinations and Acquired Intangibles

Upon acquisition of real estate properties, the Company applies the principles of SFAS No. 141, *Business Combinations*, to determine the allocation of the purchase price among the individual components of both the tangible and intangible assets based on their respective fair values. The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms for similar properties. The cost of the properties acquired may be adjusted based on indebtedness assumed from the seller that is determined to be above or below market rates. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models.

The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in *Other Assets* and *Other Liabilities*, respectively, on the consolidated balance sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in *Other Assets* on the consolidated balance sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable. Amortization expense for in-place lease intangibles was $3,031,000, $2,485,000 and $2,750,000 for 2007, 2006 and 2005, respectively. Amortization of above and below market leases was immaterial for all periods presented. Projected amortization of in-place lease intangibles for the next five years as of December 31, 2007 is as follows:

Years Ending December 31,	*(In thousands)*
2008	$ 2,128
2009	1,388
2010	809
2011	443
2012	262

Total cost of the properties acquired for 2007 was $57,246,000, of which $53,952,000 was allocated to real estate properties. In accordance with SFAS No. 141, intangibles associated with the purchases of real estate were allocated as follows: $3,661,000 to in-place lease intangibles and $246,000 to above market leases (both included in *Other Assets* on the balance sheet) and $613,000 to below market leases (included in *Other Liabilities* on the balance sheet). These costs are amortized over the remaining lives of the associated leases in place at the time of acquisition.

The Company acquired one property during 2006 for a cost of $19,539,000, of which $18,690,000 was allocated to real estate properties. Intangibles associated with the purchase of real estate were allocated as follows: $1,095,000 to in-place lease intangibles and $246,000 to below market leases.

The Company periodically reviews (at least annually) the recoverability of goodwill and (on a quarterly basis) the recoverability of other intangibles for possible impairment. In management's opinion, no material impairment of goodwill and other intangibles existed at December 31, 2007 and 2006.

(k) Stock-Based Compensation

The Company has a management incentive plan that was approved by shareholders and adopted in 2004, which authorizes the issuance of common stock to employees in the form of options, stock appreciation rights, restricted stock, deferred stock units, performance shares, stock bonuses, and stock. Typically, the Company issues new shares to fulfill stock grants or upon the exercise of stock options.

Under the modified prospective application method, the Company continues to recognize compensation cost on a straight-line basis over the service period for awards that precede the adoption of SFAS No. 123 (Revised 2004), *Share-Based Payment*, on January 1, 2006. (Prior to the adoption of SFAS No. 123R, the Company had adopted the fair value recognition provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation*, prospectively to all awards granted, modified, or settled after January 1, 2002.) The cost for performance-based awards after January 1, 2006 is determined using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight-line method. The cost for market-based awards after January 1, 2006 and awards that only require service are expensed on a straight-line basis over the requisite service periods.

The total compensation cost for service and performance based awards is based upon the fair market value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition are determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

During the restricted period for awards not subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. For shares subject to contingencies, dividends are accrued based upon the number of shares expected to vest. Share certificates and dividends are delivered to the employee as they vest.

(l) Earnings Per Share

Basic earnings per share (EPS) represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding.

Diluted EPS represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company calculates diluted EPS by dividing net income available to common stockholders by the weighted average number of common shares outstanding plus the dilutive effect of nonvested restricted stock and stock options had the options been exercised. The dilutive effect of stock options and their equivalents (such as nonvested restricted stock) was determined using the treasury stock method which assumes exercise of the options as of the beginning of the period or when issued, if later, and assumes proceeds from the exercise of options are used to purchase common stock at the average market price during the period.

(m) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period, and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(n) New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective January 1, 2007. With few exceptions, the Company's 2003 and earlier tax years are closed for examination by U.S. federal, state and local tax authorities. The adoption of FIN 48 in 2007 had an immaterial impact on the Company's overall financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of Statement 157, with the exception of nonfinancial assets and liabilities, are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The FASB deferred for one year the Statement's fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. These provisions will be effective for fiscal years beginning after November 15, 2008. EastGroup accounts for its stock-based compensation costs at fair value on the dates of grant as required under SFAS No. 123R. Also, as required under SFAS No. 133, the Company accounts for its interest rate swap cash flow hedge on the Tower Automotive mortgage at fair value. The application of Statement 157 to the Company in 2008 had virtually no impact on the Company's overall financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations*, which retains the fundamental requirements in SFAS No. 141 and requires the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree be measured at fair value as of the acquisition date. In addition, Statement 141R requires that any goodwill acquired in the business combination be measured as a residual, and it provides guidance in determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Statement also requires that acquisition-related costs be recognized as expenses in the periods in which the costs are incurred and the services are received. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and may not be applied before that date.

Also in December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, which is an amendment of Accounting Research Bulletin (ARB) No. 51. Statement 160 provides guidance for entities that prepare consolidated financial statements that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and may not be applied before that date. The Company anticipates that the adoption of Statement 160 on January 1, 2009, will have an immaterial impact on the Company's financial statements.

(o) Reclassifications

Certain reclassifications have been made in the 2006 and 2005 consolidated financial statements to conform to the 2007 presentation.

(2) REAL ESTATE OWNED

The Company's real estate properties at December 31, 2007 and 2006 were as follows:

	December 31,	
	2007	2006
	(In thousands)	
Real estate properties:		
Land	$ **175,496**	154,384
Buildings and building improvements	**763,980**	670,751
Tenant and other improvements	**175,490**	148,775
Development	**152,963**	114,986
	1,267,929	1,088,896
Less accumulated depreciation	**(269,132)**	(231,106)
	$ **998,797**	857,790

The Company is currently developing the properties detailed below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on real estate properties for 2007 were $6,086,000 compared to $4,336,000 for 2006 and $2,485,000 for 2005.

Total capital investment for development during 2007 was $112,960,000. The table below is net of $233,000 of land sold during the year. In addition to the costs incurred for the year as detailed in the table below, development costs included $4,936,000 for improvements on developments during the 12-month period following transfer to *Real Estate Properties.*

DEVELOPMENT	Size (Unaudited)	Costs Incurred: Costs Transferred in 2007[1]	Costs Incurred: For the Year Ended 12/31/07	Costs Incurred: Cumulative as of 12/31/07	Estimated Total Costs[4] (Unaudited)
	(Square feet)	*(In thousands)*			
LEASE-UP					
Beltway Crossing III & IV, Houston, TX	110,000	$ –	1,134	6,212	6,500
Interstate Commons III, Phoenix, AZ	38,000	–	2,475	3,048	3,200
Oak Creek A & B, Tampa, FL[2]	35,000	–	2,190	2,941	3,300
Southridge VII, Orlando, FL	92,000	3,312	2,774	6,086	6,700
SunCoast I, Fort Myers, FL	63,000	–	2,449	5,076	5,500
World Houston 24, Houston, TX	93,000	–	4,064	5,165	5,600
World Houston 25, Houston, TX	66,000	–	2,549	3,194	3,700
Centennial Park, Denver, CO	68,000	–	4,747	4,747	4,900
Beltway Crossing V, Houston, TX	83,000	1,077	2,669	3,746	5,000
Wetmore II, Building A, San Antonio, TX	34,000	504	2,297	2,801	3,200
Total Lease-up	682,000	4,893	27,348	43,016	47,600
UNDER CONSTRUCTION					
40th Avenue Distribution Center, Phoenix, AZ	89,000	–	4,046	5,147	6,100
Arion 18, San Antonio, TX	20,000	1,236	719	1,955	2,500
Wetmore II, Buildings B & C, San Antonio, TX	124,000	1,269	5,111	6,380	7,600
Oak Creek VI, Tampa, FL	89,000	2,412	1,493	3,905	5,800
Beltway Crossing VI, Houston, TX	127,000	1,058	2,465	3,523	6,400
Southridge VIII, Orlando, FL	91,000	2,407	1,633	4,040	6,700
Wetmore II, Building D, San Antonio, TX	124,000	1,382	1,603	2,985	8,500
Sky Harbor, Phoenix, AZ	261,000	6,946	7,062	14,008	22,800
Southridge XII, Orlando, FL	404,000	4,089	11,011	15,100	20,400
SunCoast III, Fort Myers, FL	93,000	4,175	–	4,175	8,400
Techway SW IV, Houston, TX	94,000	1,968	–	1,968	5,800
World Houston 27, Houston, TX	92,000	2,483	–	2,483	5,500
Total Under Construction	1,608,000	29,425	35,143	65,669	106,500
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Phoenix, AZ	–	(6,946)	431	–	–
Tucson, AZ	205,000	–	1,719	2,045	14,300
Tampa, FL	335,000	(2,412)	2,332	4,577	20,100
Orlando, FL	229,000	(9,808)	5,199	3,762	13,700
West Palm Beach, FL	20,000	–	126	811	2,300
Fort Myers, FL	659,000	(4,175)	4,326	12,819	48,100
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	1,306,000	(6,586)	11,628	14,549	77,000
San Antonio, TX	410,000	(4,391)	3,551	2,566	24,300
Jackson, MS	28,000	–	–	705	2,000
Total Prospective Development	3,443,000	(34,318)	29,312	44,278	211,400
	5,733,000	$ –	91,803	152,963	365,500

DEVELOPMENT	Size	Costs Incurred			Estimated Total Costs[4]
		Costs Transferred in 2007[1]	For the Year Ended 12/31/07	Cumulative as of 12/31/07	
	(Unaudited)				(Unaudited)
	(Square feet)	(In thousands)			
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING 2007					
Santan 10 II, Chandler, AZ	85,000	$ –	–	5,501	
Oak Creek III, Tampa, FL	61,000	–	119	3,578	
Southridge VI, Orlando, FL	81,000	–	323	5,294	
Arion 16, San Antonio, TX	64,000	–	1,411	3,795	
Southridge III, Orlando, FL	81,000	–	713	5,166	
Southridge II, Orlando, FL	41,000	–	244	3,790	
World Houston 15, Houston, TX	63,000	–	276	4,802	
World Houston 23, Houston, TX	125,000	–	2,888	7,385	
Arion 17, San Antonio, TX	40,000	–	90	3,028	
Beltway Crossing II, Houston, TX	50,000	–	911	2,986	
SunCoast II, Fort Myers, FL	63,000	–	2,953	5,604	
Castilian Research Center, Santa Barbara, CA	37,000	–	3,925	8,847	
Oak Creek V, Tampa, FL	100,000	–	563	5,396	
World Houston 22, Houston, TX	68,000	–	1,572	4,642	
Total Transferred to Real Estate Properties	959,000	$ –	15,988	69,814 [3]	

(1) Represents costs transferred from Prospective Development (primarily land) to Under Construction (or subsequently to Lease-up) during the period.
(2) These properties were developed for sale.
(3) Represents cumulative costs at the date of transfer.
(4) Included in these costs are development obligations of $31.9 million and tenant improvement obligations of $5.4 million on properties under development.

In 2007, one Memphis property, Delp Distribution Center I, was transferred to real estate held for sale and was subsequently sold. Also, during the fourth quarter of 2007, the Company received proceeds of $3,050,000 for the sale of land in lieu of condemnation at Arion Business Park in San Antonio. During 2006, five Memphis properties—Senator 1, Senator 2, Southeast Crossing, Lamar 1 and Crowfarn—and the Auburn Hills Facility in Michigan were transferred to real estate held for sale and were subsequently sold. The sales of these properties continues to reflect the Company's plan of reducing ownership in Memphis and other noncore markets, as market conditions permit.

Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under SFAS No. 144, the results of operations for the properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the consolidated income statements. No interest expense was allocated to the properties that are held for sale or whose operations are included under *Discontinued Operations* except for Lamar Distribution Center II, the mortgage of which was required to be paid in full upon the sale of the property in June 2005. Accordingly, *Discontinued Operations* includes interest expense of $64,000 for 2005. A summary of gain on sales of real estate investments for the years ended December 31, 2007, 2006 and 2005 follows:

Gain on Sales of Real Estate Investments

Real Estate Properties	Location	Size	Date Sold	Net Sales Price	Basis	Deferred Gain	Recognized Gain
					(In thousands)		
2007							
Delp Distribution Center I	Memphis, TN	152,000 SF	10/11/07	$ 3,080	2,477	–	603
Arion Business Park land	San Antonio, TX	13.1 Acres	10/11/07	2,890	318	–	2,572
Deferred gain recognized from previous sales							387
				$ 5,970	2,795	–	3,562
2006							
Madisonville land	Madisonville, KY	1.2 Acres	01/05/06	$ 804	27	162	615
Senator I & II/Southeast Crossing	Memphis, TN	534,000 SF	03/09/06	14,870	14,466	–	404
Dallas land	Dallas, TX	0.1 Acre	03/16/06	66	13	–	53
Lamar Distribution Center I	Memphis, TN	125,000 SF	06/30/06	2,980	2,951	–	29
Crowfarn Distribution Center	Memphis, TN	106,000 SF	12/14/06	2,650	2,263	–	387
Auburn Facility	Auburn Hills, MI	114,000 SF	12/28/06	17,251	12,698	329	4,224
Fort Myers land	Fort Myers, FL	0.8 Acre	12/29/06	267	144	–	123
Deferred gain recognized from previous sale							15
				$ 38,888	32,562	491	5,850
2005							
Delp Distribution Center II	Memphis, TN	102,000 SF	02/23/05	$ 2,085	1,708	–	377
Lamar Distribution Center II	Memphis, TN	151,000 SF	06/30/05	3,725	2,956	15	754
Sabal land	Tampa, FL	1.9 Acres	09/30/05	239	206	–	33
				$ 6,049	4,870	15	1,164

The following schedule indicates approximate future minimum rental receipts under noncancelable leases for real estate properties by year as of December 31, 2007:

Future Minimum Rental Receipts Under Noncancelable Leases

Years Ending December 31,	(In thousands)
2008	$ 117,443
2009	95,288
2010	73,473
2011	53,619
2012	38,522
Thereafter	70,029
Total minimum receipts	$ 448,374

Ground Leases

As of December 31, 2007, the Company owned two properties in Florida, two properties in Texas and one property in Arizona that are subject to ground leases. These leases have terms of 40 to 50 years, expiration dates of August 2031 to November 2037, and renewal options of 15 to 35 years, except for the one lease in Arizona which is automatically and perpetually renewed annually. Total lease expenditures for the years ended December 31, 2007, 2006 and 2005 were $708,000, $707,000 and $686,000, respectively. Payments are subject to increases at 3 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date or the Consumer Price Index percentage increase since the base rent date. In December 2007, the Company exercised its option to purchase the land under the ground lease on its Tower property in Mississippi for $10. The following schedule indicates approximate future minimum lease payments for these properties by year as of December 31, 2007:

Future Minimum Ground Lease Payments

Years Ending December 31,	(In thousands)
2008	$ 707
2009	707
2010	707
2011	707
2012	707
Thereafter	16,272
Total minimum payments	$ 19,807

(3) UNCONSOLIDATED INVESTMENT

In November 2004, the Company acquired a 50% undivided tenant-in-common interest in Industry Distribution Center II, a 309,000 square foot warehouse distribution building in the City of Industry (Los Angeles), California. The building was constructed in 1998 and is 100% leased through December 2014 to a single tenant who owns the other 50% interest in the property. This investment is accounted for under the equity method of accounting and had a carrying value of $2,630,000 at December 31, 2007. At the end of May 2005, EastGroup and the property co-owner closed a non-recourse first mortgage loan secured by Industry Distribution Center II. The $13.3 million loan has a fixed interest rate of 5.31%, a ten-year term and an amortization schedule of 25 years. The co-owner's 50% share of the loan proceeds ($6.65 million) were paid to EastGroup and reduced the Company's mortgage loan receivable (see Note 4). EastGroup's 50% share of the loan proceeds ($6.65 million) reduced the carrying value of the investment. EastGroup's share of this mortgage was $6,309,000 at December 31, 2007 and $6,451,000 at December 31, 2006.

(4) MORTGAGE LOANS RECEIVABLE

In connection with the closing of the investment in Industry Distribution Center II, EastGroup advanced a total of $7,550,000 in two separate notes to the property co-owner, one for $6,750,000 and one for $800,000. As discussed in Note 3, the Company and the property co-owner obtained a permanent fixed-rate mortgage on the investment in Industry Distribution Center II in May 2005. As part of this transaction, the loan proceeds payable to the property co-owner ($6.65 million) were paid to EastGroup to reduce the $6.75 million note. Also at the closing of the permanent financing, the co-owner repaid the remaining balance of $100,000 on this note. The $800,000 note was repaid in full to EastGroup during the last half of 2005. Mortgage interest income for these notes was $224,000 for 2005.

(5) OTHER ASSETS

A summary of the Company's Other Assets follows:

	December 31,	
	2007	2006
	(In thousands)	
Leasing costs (principally commissions), net of accumulated amortization	$ **18,693**	15,821
Straight-line rent receivable, net of allowance for doubtful accounts	**14,016**	13,530
Accounts receivable, net of allowance for doubtful accounts	**3,587**	5,189
Acquired in-place lease intangibles, net of accumulated amortization of $5,308 and $4,294 for 2007 and 2006, respectively	**5,303**	4,674
Goodwill	**990**	990
Prepaid expenses and other assets	**11,093**	10,258
	$ **53,682**	50,462

(6) NOTES PAYABLE TO BANKS

During 2007, the Company had a three-year, $175 million unsecured revolving credit facility with a group of nine banks. This credit facility expired on January 4, 2008, and was replaced by a four-year, $200 million unsecured revolving credit facility. The Company customarily uses these lines of credit for acquisitions and developments.

The interest rate on the $175 million credit facility was based on the LIBOR index and varied according to total liability to total asset value ratios (as defined in the credit agreement), with an annual facility fee of 20 basis points. During the year, EastGroup's interest rate under this line of credit was LIBOR plus 95 basis points, except that it could be lowered based upon the competitive bid option in the note. At December 31, 2007, the weighted average interest rate was 5.65% on a balance of $128,700,000.

The Company also had a one-year, $20 million unsecured revolving credit facility with PNC Bank, N.A. that matured on January 4, 2008. Upon maturity, it was replaced by a four-year, $25 million unsecured revolving credit facility. These facilities are customarily used for working capital needs. The interest rate on the $20 million line of credit was based on LIBOR and varied according to total liability to total asset value ratios (as defined in the credit agreement). During 2007, the Company's interest rate was LIBOR plus 110 basis points with no annual facility fee. At December 31, 2007, the interest rate was 5.70% on a balance of $6,744,000.

Average bank borrowings were $96,513,000 in 2007 compared to $91,314,000 in 2006 with weighted average interest rates of 6.36% in 2007 compared to 6.12% in 2006. Weighted average interest rates including amortization of loan costs were 6.73% for 2007 and 6.50% for 2006. Amortization of bank loan costs was $353,000, $355,000 and $357,000 for 2007, 2006 and 2005, respectively.

The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2007.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $9,710,000 Tower Automotive Center recourse mortgage (see Note 7). Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes. The interest rate swap agreement is summarized as follows:

Type of Hedge	Current Notional Amount	Maturity Date	Reference Rate	Fixed Rate	Fair Value at 12/31/07	Fair Value at 12/31/06
	(In thousands)				(In thousands)	
Swap	$9,710[(1)]	12/31/10	1 month LIBOR	4.03%	($56)	$314

(1) This mortgage is backed by a letter of credit totaling $9,822,000 at December 31, 2007. The letter of credit is renewable annually and expires on January 15, 2011.

(7) MORTGAGE NOTES PAYABLE

A summary of mortgage notes payable follows:

Property	Rate	Monthly P&I Payment	Maturity Date	Carrying Amount of Securing Real Estate at December 31, 2007	Balance at December 31, 2007	Balance at December 31, 2006
				(In thousands)		
World Houston 1 & 2	7.770%	$ 33,019	Repaid	$ –	–	4,044
East University I & II, Broadway VI, 55th Avenue and Ethan Allen	8.060%	96,974	Repaid	–	–	10,336
Dominguez, Kingsview, Walnut, Washington, Industry and Shaw	6.800%	358,770	03/01/09	52,456	**33,787**	35,723
Oak Creek Distribution Center I	8.875%	52,109	09/01/09	5,625	**1,010**	1,521
Tower Automotive Center *(recourse)*[(1)]	5.300%	Semiannual	01/15/11	9,189	**9,710**	10,040
Interstate I, II & III, Venture, Stemmons Circle, Glenmont I & II, West Loop I & II, Butterfield Trail and Rojas	7.250%	325,263	05/01/11	41,785	**39,615**	40,606
America Plaza, Central Green and World Houston 3-9	7.920%	191,519	05/10/11	25,284	**24,264**	24,625
University Business Center (120 & 130 Cremona)	6.430%	81,856	05/15/12	9,166	**5,154**	5,782
University Business Center (125 & 175 Cremona)	7.980%	88,607	06/01/12	12,580	**10,012**	10,265
Oak Creek Distribution Center IV	5.680%	31,253	06/01/12	6,469	**4,134**	4,270
Airport Distribution, Southpointe, Broadway I, III & IV, Southpark, 51st Avenue, Chestnut, Main Street, Interchange Business Park, North Stemmons I and World Houston 12 & 13	6.860%	279,149	09/01/12	42,810	**36,184**	37,021
Interstate Distribution Center - Jacksonville	5.640%	31,645	01/01/13	6,699	**4,724**	4,830
Broadway V, 35th Avenue, Sunbelt, Beltway I, Lockwood, Northwest Point, Techway Southwest I and World Houston 10, 11 & 14	4.750%	259,403	09/05/13	43,410	**41,028**	42,163
Kyrene Distribution Center I	9.000%	11,246	07/01/14	2,258	**669**	740
World Houston 17, Kirby, Americas Ten I, Shady Trail, Palm River North I, II & III and Westlake I & II[(2)]	5.680%	175,479	10/10/14	28,723	**29,837**	30,236
Country Club I, Lake Pointe, Techway Southwest II and World Houston 19 & 20	4.980%	256,952	12/05/15	22,527	**36,605**	37,832
Huntwood and Wiegman Distribution Centers	5.680%	265,275	09/05/16	23,330	**36,676**	37,743
Alamo Downs, Arion 1-15 & 17, Rampart I, II & III, Santan 10 and World Houston 16	5.970%	557,467	11/05/16	60,610	**75,731**	77,831
Broadway VI, World Houston 1 & 2, 21 & 23, Arion 16, Ethan Allen, Northpark I-IV, South 55th Avenue, East University I & II and Santan 10 II	5.570%	518,885	09/05/17	61,934	**74,485**	–
Blue Heron Distribution Center II	5.390%	16,176	02/29/20	5,428	**1,735**	1,832
				$ 460,283	**465,360**	417,440

(1) The Tower Automotive mortgage has a variable interest rate based on the one-month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8-year term. Interest and related fees result in an annual effective interest rate of 5.30%. Semiannual principal payments are made on this note; interest is paid monthly. (See Note 6.) The principal amounts of these payments increase incrementally as the loan approaches maturity.
(2) Interest only was paid on this note until November 2006.

The Company's mortgage notes payable have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2007.

The Company currently intends to repay its debt obligations, both in the short- and long-term, through its operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments. Principal payments due during the next five years as of December 31, 2007 are as follows:

Years Ending December 31,	*(In thousands)*
2008	$ 15,088
2009	45,411
2010	14,062
2011	80,426
2012	57,507

(8) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of the Company's Accounts Payable and Accrued Expenses follows:

	December 31,	
	2007	*2006*
	(In thousands)	
Property taxes payable	$ **9,744**	8,235
Development costs payable	**13,022**	8,408
Dividends payable	**2,337**	2,839
Other payables and accrued expenses	**9,076**	13,107
	$ **34,179**	32,589

(9) OTHER LIABILITIES

A summary of the Company's Other Liabilities follows:

	December 31,	
	2007	*2006*
	(In thousands)	
Security deposits	$ **7,529**	6,414
Prepaid rent and other deferred income	**6,911**	4,375
Other liabilities	**1,713**	958
	$ **16,153**	11,747

(10) COMMON STOCK ACTIVITY

The following table presents the common stock activity for the three years ended December 31, 2007:

	Years Ended December 31,		
	2007	*2006*	*2005*
		Common Shares	
Shares outstanding at beginning of year	**23,701,275**	22,030,682	21,059,164
Common stock offerings	**–**	1,437,500	860,000
Stock options exercised	**67,150**	118,269	72,415
Dividend reinvestment plan	**6,281**	6,236	8,279
Incentive restricted stock granted	**44,646**	118,334	33,446
Incentive restricted stock forfeited	**(2,250)**	(3,756)	(3,396)
Director incentive restricted stock granted	**–**	–	481
Director common stock awarded	**3,048**	3,402	1,200
Restricted stock withheld for tax obligations	**(11,382)**	(9,392)	(907)
Shares outstanding at end of year	**23,808,768**	23,701,275	22,030,682

Common Stock Issuances

On September 13, 2006, EastGroup closed on the sale of 1,437,500 shares of its common stock. The net proceeds from the offering of the shares were approximately $68,112,000 after deducting the underwriting discount and other offering expenses.

On March 31, 2005, EastGroup closed the sale of 800,000 shares of its common stock. On May 2, 2005, the underwriter closed on the exercise of a portion of its over-allotment option and purchased 60,000 additional shares. Total net proceeds from the offering of the shares were $31,597,000 after deducting the underwriting discount and other offering expenses.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan that allows stockholders to reinvest cash distributions in new shares of the Company.

Common Stock Repurchase Plan

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. Under the common stock repurchase plan, the Company has purchased a total of 827,700 shares for $14,170,000 (an average of $17.12 per share) with 672,300 shares still authorized for repurchase. The Company has not repurchased any shares under this plan since 2000.

Shareholder Rights Plan

In December 1998, EastGroup adopted a Shareholder Rights Plan (the Plan) designed to enhance the ability of all of the Company's stockholders to realize the long-term value of their investment. Under the Plan, Shareholder Rights (Rights) were distributed as a dividend on each share of Common Stock (one Right for each share of Common Stock) held as of the close of business on December 28, 1998. A Right was also delivered with all shares of Common Stock issued after December 28, 1998.

Each whole Right will entitle the holder to buy one one-thousandth (1/1000) of a newly issued share of EastGroup's Series C Preferred Stock at an exercise price of $70.00. The Rights attach to and trade with the shares of the Company's Common Stock. No separate Rights Certificates will be issued unless an event triggering the Rights occurs. The Rights will detach from the Common Stock and will initially become exercisable for shares of Series C Preferred Stock if a person or group acquires beneficial ownership of, or commences a tender or exchange offer which would result in such person or group beneficially owning, 15% or more of EastGroup's Common Stock, except through a tender or exchange offer for all shares which the Board determines to be fair and otherwise in the best interests of EastGroup and its shareholders. The Rights will also detach from the Common Stock if the Board determines that a person holding at least 9.8% of EastGroup's Common Stock intends to cause EastGroup to take certain actions adverse to it and its shareholders or that such holder's ownership would have a material adverse effect on EastGroup.

On December 20, 2004, EastGroup amended the Plan to require a committee comprised entirely of independent directors to review and evaluate the Plan to consider whether the maintenance of the Plan continues to be in the interest of the Company, its stockholders and other relevant constituencies of the Company at least every three years. This three-year review was conducted by the Nominating and Corporate Governance Committee in December 2007 and based upon its recommendation, the Board of Directors voted to allow the Plan to terminate on its stated expiration date of December 3, 2008.

If prior to December 3, 2008, any person becomes the beneficial owner of 15% or more of EastGroup's Common Stock and the Board of Directors does not within 10 days thereafter redeem the Rights, or a 9.8% holder is determined by the Board to be an adverse person, each Right not owned by such person or related parties will then enable its holder to purchase, at the Right's then-current exercise price, EastGroup Common Stock (or, in certain circumstances as determined by the Board, a combination of cash, property, common stock or other securities) having a value of twice the Right's exercise price.

Under certain circumstances, if EastGroup is acquired in a merger or similar transaction with another person, or sells more than 50% of its assets, earning power or cash flow to another entity, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other entity having a value of twice the Right's exercise price.

EastGroup will generally be entitled to redeem the Rights at $0.0001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired, or until the Board has determined a 9.8% holder to be an adverse person. Prior to such time, the Board of Directors may extend the redemption period.

(11) STOCK-BASED COMPENSATION

The Company adopted SFAS No. 123 (Revised 2004) (SFAS No. 123R), *Share-Based Payment*, on January 1, 2006. The rule requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements and that the cost be measured on the fair value of the equity or liability instruments issued. The Company's adoption of SFAS No. 123R had no material impact on its overall financial position or results of operations. Prior to the adoption of SFAS No. 123R, the Company adopted the fair value recognition provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation*, prospectively to all awards granted, modified, or settled after January 1, 2002.

Management Incentive Plan

The Company has a management incentive plan which was approved by the shareholders and adopted in 2004 (the 2004 Plan), which authorizes the issuance of up to 1,900,000 shares of common stock to employees in the form of options, stock appreciation rights, restricted stock (limited to 570,000 shares), deferred stock units, performance shares, stock bonuses, and stock. Total shares available for grant were 1,715,523; 1,751,796; and 1,865,572 at December 31, 2007, 2006 and 2005, respectively. Typically, the Company issues new shares to fulfill stock grants or upon the exercise of stock options.

Stock-based compensation was $3,043,000, $2,788,000 and $2,021,000 for 2007, 2006 and 2005, respectively, of which $978,000, $768,000 and $455,000 were capitalized as part of the Company's development costs for the respective years.

Restricted Stock

The purpose of the restricted stock plan is to act as a retention device since it allows participants to benefit from dividends on shares as well as potential stock appreciation. Vesting occurs from 2 ½ years to nine years from the date of grant for awards subject to service only. Restricted stock is granted to executive officers subject to the satisfaction of annual performance goals and multi-year market conditions as determined by the Compensation Committee with vesting over one to seven years from the grant date. Restricted stock is granted to non-executive officers and other employees subject only to continued service. Under the modified prospective application method, the Company continues to recognize compensation cost on a straight-line basis over the service period for awards that precede the adoption of SFAS No. 123R. The cost for performance-based awards after January 1, 2006 is amortized using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight-line method. The cost for market-based awards after January 1, 2006 and awards that only require service is amortized on a straight-line basis over the requisite service periods.

The total compensation expense for service and performance based awards is based upon the fair market value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition (total shareholder return) was determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

In the second quarter of 2007, the Company granted shares to executive officers contingent upon the attainment of certain annual performance goals. These goals are for the period ending December 31, 2007, so any shares issued upon attainment of these goals will be issued after that date. The number of shares to be issued could range from zero to 34,973. These shares will vest 20% on the date shares are determined and awarded and 20% per year on each January 1 for the subsequent four years. During 2007, 8,450 shares were granted to non-executive officers at a weighted average grant date fair value of $44.36 and are subject only to continued service as of the vesting date. These shares vest 1/3 on January 1, 2008, 2009, and 2010.

In the second quarter of 2006, the Company granted shares to executive officers contingent upon the attainment of certain annual performance goals and multi-year market conditions. The weighted average grant date fair value for shares to be awarded under the multi-year market conditions was $26.34 per share with a total cost of approximately $2.1 million. These shares will vest over four years following the three-year performance measurement period which ends on December 31, 2008. In March 2007, 36,196 shares were awarded based on the attainment of the 2006 annual performance goals at a weighted average grant date fair value of $43.83 per share. These shares vested 20% on March 8, 2007, and will vest 20% per year over the next four years.

During the restricted period for awards no longer subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. For shares subject to contingencies, dividends are accrued based upon the number of shares expected to be awarded. Share certificates and dividends are delivered to the employee as they vest. As of December 31, 2007, there was $2,234,940 of unrecognized compensation cost related to nonvested restricted stock compensation that is expected to be recognized over a weighted average period of 1.87 years.

Following is a summary of the total restricted shares granted, forfeited and delivered (vested) to employees with the related weighted average grant date fair value share prices for 2007, 2006 and 2005. The table does not include the shares granted in 2007 or 2006 that are contingent on performance goals or market conditions. Of the shares that vested in 2007, 2006 and 2005, 11,382 shares, 9,392 shares and 907 shares, respectively, were withheld by the Company to satisfy the tax obligations for those employees who elected this option as permitted under the applicable equity plan. As shown in the table below, the fair value of shares that were granted during 2007, 2006 and 2005 was $1,961,000, $4,511,000 and $1,008,000 respectively. As of the vesting date, the fair value of shares that vested during 2007, 2006 and 2005 was $4,350,000, $4,849,000, and $2,415,000, respectively.

Restricted Stock Activity:	*Years Ended December 31,*					
	2007		*2006*		*2005*	
	Shares	*Weighted Average Grant Date Fair Value*	*Shares*	*Weighted Average Grant Date Fair Value*	*Shares*	*Weighted Average Grant Date Fair Value*
Nonvested at beginning of year	**196,671**	**$ 28.66**	177,444	$ 23.01	204,348	$ 22.25
Granted [(1)]	**44,646**	**43.93**	118,334	38.12	33,446	30.15
Forfeited	**(2,250)**	**23.52**	(3,756)	22.07	(3,396)	22.94
Vested	**(94,978)**	**31.42**	(95,351)	30.15	(56,954)	24.50
Nonvested at end of year	**144,089**	**31.65**	196,671	28.66	177,444	23.01

(1) Includes shares granted in prior years for which performance conditions have been satisfied and the number of shares have been determined.

Following is a vesting schedule of the total nonvested shares as of December 31, 2007:

Nonvested Shares Vesting Schedule	*Number of Shares*
2008	83,120
2009	43,677
2010	10,056
2011	7,236
Total Nonvested Shares	144,089

Employee Stock Options

The Company has not granted stock options to employees since 2002. Outstanding employee stock options vested equally over a two-year period; accordingly, all options are now vested. The intrinsic value realized by employees from the exercise of options during 2007, 2006 and 2005 was $1,492,000, $3,641,000 and $758,000, respectively. There were no employee stock options granted or forfeited during the years presented. Following is a summary of the total employee stock options exercised and expired with related weighted average exercise share prices for 2007, 2006 and 2005.

Stock Option Activity:	*Years Ended December 31,* 2007 Shares	2007 Weighted Average Exercise Price	2006 Shares	2006 Weighted Average Exercise Price	2005 Shares	2005 Weighted Average Exercise Price
Outstanding at beginning of year	**135,056**	**$ 21.10**	251,075	$ 19.80	286,740	$ 19.85
Exercised	**(58,400)**	**21.89**	(116,019)	18.29	(34,665)	20.11
Expired	**–**	**–**	–	–	(1,000)	24.40
Outstanding at end of year	**76,656**	**20.49**	135,056	21.10	251,075	19.80
Exercisable at end of year	**76,656**	**$ 20.49**	135,056	$ 21.10	251,075	$ 19.80

Employee outstanding stock options at December 31, 2007, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Intrinsic Value*
$ 18.50-25.30	76,656	1.7 years	$ 20.49	$1,637,000

Directors Equity Plan

The Company has a directors equity plan that was approved by shareholders and adopted in 2005 (the 2005 Plan), which authorizes the issuance of up to 50,000 shares of common stock through awards of shares and restricted shares granted to nonemployee directors of the Company. The 2005 Plan replaced prior plans under which directors were granted stock option awards. Outstanding grants under prior plans will be fulfilled under those plans.

Directors were issued 3,048 shares, 3,402 shares and 1,200 shares of common stock for 2007, 2006 and 2005, respectively. In addition, in 2005, 481 shares of restricted stock at $41.57 were granted, of which 240 shares were vested as of December 31, 2007. The restricted stock vests 25% per year for four years. As of December 31, 2007, there was $7,500 of unrecognized compensation cost related to nonvested restricted stock compensation that is expected to be recognized over a weighted average period of 1.50 years. There were 41,869 shares available for grant under the 2005 Plan at December 31, 2007.

Stock-based compensation expense for directors was $155,000, $105,000 and $27,000 for 2007, 2006 and 2005, respectively. The intrinsic value realized by directors from the exercise of options was $218,000, $70,000 and $670,000 for 2007, 2006 and 2005, respectively.

There were no director stock options granted or expired during the years presented below. Following is a summary of the total director stock options exercised with related weighted average exercise share prices for 2007, 2006 and 2005.

Stock Option Activity:	*Years Ended December 31,* 2007 Shares	2007 Weighted Average Exercise Price	2006 Shares	2006 Weighted Average Exercise Price	2005 Shares	2005 Weighted Average Exercise Price
Outstanding at beginning of year	**51,500**	**$ 22.93**	53,750	$ 22.58	91,500	$ 22.12
Exercised	**(8,750)**	**22.49**	(2,250)	14.58	(37,750)	21.47
Outstanding at end of year	**42,750**	**23.01**	51,500	22.93	53,750	22.58
Exercisable at end of year	**42,750**	**$ 23.01**	51,500	$ 22.93	53,750	$ 22.58

Director outstanding stock options at December 31, 2007, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Intrinsic Value*
$ 20.25-26.60	42,750	3.3 years	$ 23.01	$805,000

(12) PREFERRED STOCK

Series D 7.95% Cumulative Redeemable Preferred Stock

In July 2003, EastGroup sold 1,320,000 shares of 7.95% Series D Cumulative Redeemable Preferred Stock at $25.00 per share in a direct placement. The preferred stock is redeemable by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after July 2, 2008. The preferred stock has no stated maturity, sinking fund or mandatory redemption and is not convertible into any other securities of the Company.

The Company declared dividends of $1.9876 per share for Series D Preferred for each of the years 2007, 2006 and 2005.

(13) COMPREHENSIVE INCOME

Comprehensive income is comprised of net income plus all other changes in equity from nonowner sources. The components of accumulated other comprehensive income (loss) for 2007, 2006 and 2005 are presented in the Company's Consolidated Statements of Changes in Stockholders' Equity and are summarized below.

	2007	2006	2005
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):		(In thousands)	
Balance at beginning of year	$ 314	311	14
Change in fair value of interest rate swap	(370)	3	297
Balance at end of year	$ (56)	314	311

(14) EARNINGS PER SHARE

The Company applies SFAS No. 128, *Earnings Per Share*, which requires companies to present basic EPS and diluted EPS. Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

Reconciliation of Numerators and Denominators

	2007	2006	2005
		(In thousands)	
BASIC EPS COMPUTATION			
Numerator-net income available to common stockholders	$ 27,110	26,610	19,567
Denominator-weighted average shares outstanding	23,562	22,372	21,567
DILUTED EPS COMPUTATION			
Numerator-net income available to common stockholders	$ 27,110	26,610	19,567
Denominator:			
Weighted average shares outstanding	23,562	22,372	21,567
Common stock options	87	143	171
Nonvested restricted stock	132	177	154
Total Shares	23,781	22,692	21,892

(15) QUARTERLY RESULTS OF OPERATIONS – UNAUDITED

	2007 Quarter Ended [1]				2006 Quarter Ended [1]			
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	(In thousands, except per share data)							
Revenues	$ 36,100	37,203	39,285	41,335	32,269	32,828	34,036	34,564
Expenses	(29,553)	(31,087)	(31,902)	(32,702)	(27,495)	(27,491)	(28,316)	(27,910)
Income from continuing operations	6,547	6,116	7,383	8,633	4,774	5,337	5,720	6,654
Income from discontinued operations	40	16	331	668	1,387	239	200	4,923
Net income	6,587	6,132	7,714	9,301	6,161	5,576	5,920	11,577
Preferred dividends	(656)	(656)	(656)	(656)	(656)	(656)	(656)	(656)
Net income available to common stockholders	$ 5,931	5,476	7,058	8,645	5,505	4,920	5,264	10,921
BASIC PER SHARE DATA[2]								
Net income available to common stockholders	$ .25	.23	.30	.37	.25	.22	.24	.47
Weighted average shares outstanding	23,531	23,550	23,562	23,605	21,881	21,932	22,235	23,425
DILUTED PER SHARE DATA[2]								
Net income available to common stockholders	$ .25	.23	.30	.36	.25	.22	.23	.46
Weighted average shares outstanding	23,769	23,776	23,778	23,819	22,208	22,237	22,553	23,749

(1) Certain reclassifications have been made to the quarterly data previously disclosed due to the disposal of properties in 2007 and 2006 whose results of operations were reclassified to discontinued operations in the consolidated financial statements.
(2) The above quarterly earnings per share calculations are based on the weighted average number of common shares outstanding during each quarter for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each quarter for diluted earnings per share. The annual earnings per share calculations in the Consolidated Statements of Income are based on the weighted average number of common shares outstanding during each year for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each year for diluted earnings per share. The sum of quarterly financial data may vary from the annual data due to rounding.

(16) DEFINED CONTRIBUTION PLAN

EastGroup maintains a 401(k) plan for its employees. The Company makes matching contributions of 50% of the employee's contribution (limited to 10% of compensation as defined by the plan) and may also make annual discretionary contributions. The Company's total expense for this plan was $429,000, $378,000 and $387,000 for 2007, 2006 and 2005, respectively.

(17) LEGAL MATTERS

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business or which is expected to be covered by the Company's liability insurance.

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2007 and 2006. SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2007		*2006*	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
	(In thousands)			
Financial Assets				
Cash and cash equivalents	**$ 724**	**724**	940	940
Interest rate swap	**–**	**–**	314	314
Financial Liabilities				
Interest rate swap	**56**	**56**	–	–
Mortgage notes payable	**465,360**	**470,335**	417,440	421,271
Notes payable to banks	**135,444**	**135,444**	29,066	29,066

Carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions, except as indicated in the notes below.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and Cash Equivalents: The carrying amounts approximate fair value because of the short maturity of those instruments.
Interest Rate Swap: The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from the counterparty. The interest rate swap is shown on the consolidated balances sheets under *Other Liabilities* and *Other Assets* in 2007 and 2006, respectively.
Mortgage Notes Payable: The fair value of the Company's mortgage notes payable is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.
Notes Payable to Banks: The carrying amounts approximate fair value because of the variable rates of interest on the debt and the associated credit spread approximates market.

(19) SUBSEQUENT EVENTS

On January 4, 2008, EastGroup executed a four-year, $200 million unsecured revolving credit facility with a group of seven banks which was arranged by PNC Capital Markets LLC. The interest rate on this line of credit is based on the LIBOR index and varies according to total liability to total asset value ratios, with an annual facility fee of 15-20 basis points. Under this facility, the Company's interest rate is currently LIBOR plus .70% with an annual facility fee of .20%. This line of credit, which matures in January 2012, can be expanded by $100 million and has an option for a one-year extension. This credit facility replaces the three-year, $175 million credit facility that expired in January 2008.

Also on January 4, 2008, the Company executed a four-year, $25 million unsecured revolving credit facility with PNC Bank, N.A. The interest rate on this line of credit is based on the LIBOR index and varies according to total liability to total asset value ratios. Under this facility, EastGroup's current interest rate is LIBOR plus .75% with no annual facility fee. This credit facility replaces the one-year, $20 million credit facility that expired in January 2008.

The Company is under contract to purchase a portfolio of properties in Charlotte for a total purchase price of $41.9 million. The portfolio consists of five buildings with 669,000 square feet in four different locations and 9.9 acres of developable land.

In December 2007, EastGroup executed an application for a $78 million, non-recourse first mortgage loan secured by properties containing 1.6 million square feet. The loan is expected to close in March 2008 and will have a fixed rate of 5.50%, a seven-year term and an amortization schedule of 20 years. The proceeds of this mortgage will be used to reduce variable rate bank borrowings.

GLOSSARY OF REIT TERMS

Listed below are definitions of commonly used real estate investment trust (REIT) industry terms. For additional information on REITs, please see the National Association of Real Estate Investment Trusts (NAREIT) web site at www.nareit.com.

Real Estate Investment Trust: A company that owns and, in most cases, operates income–producing real estate such as apartments, shopping centers, offices, hotels and warehouses. Some REITs also engage in financing real estate. The shares of most REITs are freely traded, usually on a major stock exchange.

To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its shareholders annually. A company that qualifies as a REIT is permitted to deduct dividends paid to its shareholders from its corporate taxable income. As a result, most REITs remit at least 100 percent of their taxable income to their shareholders and therefore owe no corporate federal income tax. Taxes are paid by shareholders on the dividends received. Most states honor this federal treatment and also do not require REITs to pay state income tax.

Industrial Properties: Generally consisting of four concrete walls tilted up on a slab of concrete with a roof that holds it all together. An internal office component is then added. Business uses include warehousing, distribution, light manufacturing and assembly, research and development, showroom, office, or a combination of some or all of the aforementioned.

Property Net Operating Income (PNOI): Income from real estate operations less property operating expenses (before interest expense and depreciation and amortization).

EBITDA: Earnings before interest, taxes, depreciation and amortization.

Funds From Operations (FFO): The most commonly accepted reporting measure of a REIT's operating performance. It is equal to a REIT's net income (loss) determined in accordance with generally accepted accounting principles, excluding gains or losses from sales of depreciable property, adding back real estate depreciation and amortization, and adjusting for unconsolidated partnerships and joint ventures.

Total Return: A stock's dividend income plus capital appreciation over a specified period as a percentage of the stock price at the beginning of the period.

Straight–Lining: The process of averaging the customer's rent payments over the life of the lease. Generally accepted accounting principles require real estate companies to "straight–line" rents.

Debt–to–Total Market Capitalization Ratio: A ratio calculated by dividing a company's debt by the total amount of a company's equity (at market value) and debt.

Percentage Leased: The percentage of total leasable square footage for which there is a signed lease, including month–to–month leases, as of the close of the reporting period. Space is considered leased upon execution of the lease.

Percentage Occupied: The percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period.

Same Properties: Operating properties owned during the entire current period and prior year reporting period. Development properties are excluded until stabilized for both the current and prior year reporting periods.

Business Distribution Facility: A warehouse building with a ceiling clear height of 18 to 24 feet, a depth of 200 feet or less, and an office build–out of 10–25 percent.

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

I, David H. Hoster II, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 28, 2008

DAVID H. HOSTER II
Chief Executive Officer

Certification of Chief Financial Officer
EastGroup Properties, Inc.

I, N. Keith McKey, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 28, 2008

N. Keith McKey

N. KEITH MCKEY
Chief Financial Officer

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David H. Hoster II, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DAVID H. HOSTER II
Chief Executive Officer
February 28, 2008

Certification of Chief Financial Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, N. Keith McKey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

N. Keith McKey

N. KEITH MCKEY
Chief Financial Officer
February 28, 2008

Shareholder Information

Corporate Headquarters

300 One Jackson Place
188 East Capitol Street
Jackson, MS 39201
601-354-3555
601-352-1441 fax
www.eastgroup.net

Regional Offices

2966 Commerce Park Drive	2200 East Camelback Road	4220 World Houston Parkway
Suite 450	Suite 210	Suite 170
Orlando, FL 32819	Phoenix, AZ 85016	Houston, TX 77032
407-251-7075	602-840-8600	281-987-7200
407-854-7167 fax	602-840-8602 fax	281-987-7207 fax

Registrar and Transfer Agent

Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact EastGroup's transfer agent:
Wells Fargo Bank, N.A.
Post Office Box 64854
St. Paul, MN 55164-0854
800-468-9716 or 651-450-4064
651-450-4078 fax
www.wellsfargo.com/com/shareowner_services

Dividend Reinvestment Plan

EastGroup Properties Dividend Reinvestment Plan is a simple and convenient way to buy shares of EastGroup Properties common stock by reinvesting dividends without a brokerage commission. If you hold common stock shares registered in your name, questions pertaining to the Plan should be directed to the Transfer Agent. If your common stock shares are not registered in your name but held in your brokerage account, contact your brokerage firm or other nominee for more information.

Annual Meeting

The annual shareholders meeting of EastGroup Properties will be held at 9:00 a.m. (CDT) on Thursday, May 29, 2008, at the EastGroup offices in Jackson, Mississippi.

Auditors

KPMG LLP
1100 One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Legal Counsel

Jaeckle Fleischmann & Mugel, LLP
Twelve Fountain Plaza
Buffalo, NY 14202

Stock Market Information

EGP
LISTED
NYSE

New York Stock Exchange (NYSE)
Ticker Symbol: EGP

Member

NAREIT

National Association of Real Estate
Investment Trusts

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Company's Secretary, Post Office Box 22728, Jackson, MS 39225-2728.

Officers

(left to right) **David H. Hoster II** President and Chief Executive Officer **N. Keith McKey, CPA** Executive Vice President, Chief Financial Officer, Secretary and Treasurer **Bruce Corkern, CPA** Senior Vice President, Chief Accounting Officer and Controller **William D. Petsas** Senior Vice President **John F. Coleman** Senior Vice President **Brent W. Wood** Senior Vice President





(left to right) **John E. Travis** Vice President **Jann W. Puckett** Vice President **Chris Segrest** Vice President **Bill Gray, CPA** Vice President **Anthony A. Rufrano** Vice President **Michael P. Sacco III** Vice President

Directors

D. Pike Aloian New York, NY; Director since 1999; Managing Director of Rothschild Realty, Inc. **H.C. Bailey, Jr.** Jackson, MS; Director since 1980; Chairman and President, H.C. Bailey Company (real estate development and investment) **Hayden C. Eaves III** Pasadena, CA; Director since 2002; Private Real Estate Investor **Fredric H. Gould** New York, NY; Director since 1998; General Partner, Gould Investors LP **David H. Hoster II** Jackson, MS; President and Director since 1993; Chief Executive Officer since 1997 **Mary E. McCormick** Columbus, Ohio; Director since 2005; Consultant **David M. Osnos** Washington, D.C.; Director since 1993; Of Counsel of the law firm of Arent Fox PLLC **Leland R. Speed** Jackson, MS; Director since 1978; Chief Executive Officer from 1983 to 1997, Chairman of the Board since 1983; Chairman of the Board, Parkway Properties, Inc.

END